Exhibit 99.2

CIRCULAR REGARDING
SPECIAL MEETING OF
NOTEHOLDERS

(IN CONNECTION WITH NOTICE GIVEN APRIL 17, 2008)

AMENDMENT OF NOTE INDENTURE DATED AS OF JUNE 28, 2007
FOR 10% SUBORDINATED NOTES
DUE JUNE 28, 2017

SPECIAL MEETING OF NOTEHOLDERS
OF NEW GOLD INC.
TO BE HELD ON FRIDAY, MAY 9, 2008
AT 2:00 P.M. (TORONTO TIME)

IN CONNECTION WITH NOTICE GIVEN APRIL 17, 2008

April 23, 2008

April 23, 2008

Dear Noteholder:

By way of a notice mailed by Computershare Trust Company of Canada (the “Note Trustee”) on April 17, 2008, you have been invited to attend a meeting (the “Meeting”) of the holders of the listed 10% subordinated notes due June 28, 2017 (the “Notes”) of New Gold Inc. (“New Gold”) to be held at 2:00 p.m. (Toronto time) on Friday, May 9, 2008 at the offices of Fraser Milner Casgrain LLP, Fraser & Beatty Room, 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario.

At this meeting, you will be asked to consider certain amendments to the terms of a note indenture between New Gold and the Note Trustee dated as of June 28, 2007 (the “Indenture”) pursuant to which the Notes, which are listed on the Toronto Stock Exchange, were issued. The amendments are being proposed by New Gold to: (i) allow the flexibility for New Gold to pursue a transaction (the “Transaction”) with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”); (ii) provide for the protection of the interests of holders of Notes in the event that New Gold is able to implement the Transaction; and (iii) for the reasons further detailed in the accompanying circular.

On March 31, 2008, New Gold announced that it had entered into a letter agreement (the “Letter Agreement”) with Peak and Metallica in relation to the Transaction.  The Letter Agreement includes a condition precedent in favour of Metallica and Peak, pursuant to which Metallica and Peak will not be obligated to complete the Transaction if the terms of the Notes have not been amended to the satisfaction of Metallica and Peak.  Following discussions with some major holders of Notes, New Gold agreed to put forward the amended and restated Indenture (the “Amended and Restated Indenture”) set out in the accompanying circular to ensure that the flexibility to implement the Transaction is provided together with protection by way of security over the assets of the New Afton Project of New Gold to be granted in favour of the Note Trustee for the holders of Notes.  The directors of Metallica and Peak have approved the proposed amendments.

The accompanying circular explains the proposed amendments and provides specific information regarding the Meeting. Please review the entire circular, including all schedules, carefully. The directors of New Gold have carefully considered the proposed amendments and have determined that it is in the best interests of New Gold for the proposed amendments to be approved. The directors of New Gold unanimously recommend that you vote FOR the resolution approving the Amended and Restated Indenture.  In order to pass, Noteholders holding not less than 51% of the principal amount outstanding pursuant to the Notes must be represented at the Meeting and the resolution approving the Amended and Restated Indenture must be approved by not less than 66⅔% of the votes cast by Noteholders in person or by proxy at the Meeting.

Regardless of the number of Notes that you own, your vote is very important. Whether or not you plan to attend the Meeting, please submit your proxy as soon as possible to ensure that your Notes are represented at the Meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

If the proposed amendments are not approved by the Noteholders, Metallica and Peak will not be obligated to complete the Transaction as this condition precedent in their favour in the Letter Agreement will not be satisfied.

Should you have any questions on information contained in the enclosed documents or require information on voting your Notes, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-581-0506.

Sincerely,

(Signed) “Clifford J. Davis”
President and Chief Executive Officer

BACKGROUND AND REASONS FOR THE AMENDED AND RESTATED INDENTURE	2
RECOMMENDATION OF THE BOARD OF DIRECTORS	10
AMENDED AND RESTATED INDENTURE	11
EXTRAORDINARY RESOLUTION	11
OTHER APPROVALS AND REGULATORY MATTERS	12
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	12
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	12
GENERAL PROXY INFORMATION	13
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	15
DOCUMENTS INCORPORATED BY REFERENCE	15
ADDITIONAL INFORMATION	16
DIRECTORS' APPROVAL	16

NOTICE TO UNITED STATES NOTEHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the information circular attached hereto, including the Schedules attached thereto and the documents incorporated by reference therein (collectively, the “Circular”), has been prepared in accordance with disclosure requirements applicable in Canada. Holders of Notes of New Gold Inc. (the “Company”) in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Enforcement by holders of Notes of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that the officers and directors of the Company are residents of a country other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of the Company and such persons are located outside of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference contain “forward looking statements”.  Forward looking statements include, but are not limited to, statements with respect to the Transaction, the impact of the Amended and Restated Indenture, future price of commodities, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Such factors include, among others, risks relating to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities; risks related to international operations; the availability, or lack of availability, to the Company of insurance; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to joint venture operations; accidents, labour disputes and other risks of the mining industry.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, this list is not exhaustive and there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Other than as required by law, the Company does not intend, and undertakes no obligation to update any forward looking statements to reflect, among other things, new information or future events.  There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

CURRENCY
All amounts in this Circular are expressed in Canadian dollars, unless otherwise indicated.

NEW GOLD INC.

INFORMATION CIRCULAR

Unless the context otherwise suggests, references to “Notes” refer to the outstanding 10% subordinated notes of New Gold Inc. (the “Company” or “New Gold”), and any holder of a Note is referred to as a “Noteholder”. References to the “Meeting” refer to the special meeting of Noteholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed by Computershare Trust Company of Canada (the “Note Trustee”) on April 17, 2008, and shall include any adjournment or adjournments thereof.

BACKGROUND AND REASONS FOR THE AMENDED AND RESTATED INDENTURE

The Notes were created and issued pursuant to the terms of the Indenture entered into between the Company and the Note Trustee dated as of June 28, 2007 (the “Indenture”). The Indenture was entered into in connection with the public offering of units of the Company, which units consisted of $1,000 in principal amount of Notes and 100 warrants to purchase common shares of the Company for $15.00 per common share on or prior to June 28, 2017.

Pursuant to the terms of the Indenture, each Note is an unsecured series D note with a face value of $1,000, with a 10% coupon and a 10-year term. The Indenture is available for review under the profile of the Company at www.sedar.com.

As of April 23, 2008, 237,000,000 Notes were issued and outstanding, of which none were held by insiders of the Company.

At the time of closing of the issue of the Notes, the Company held discussions with representatives of certain Noteholders regarding amendments to the Indenture.  The representative Noteholders and the Company agreed upon the form of these revisions in March, 2008.  These amendments included, among other things: (i) restrictions of transactions between the Company and affiliates; (ii) limitations on the type of business permitted to be conducted by the Company; (iii) restrictions on asset sales by the Company and procedures regarding the disposition of proceeds from those sales; and (iv) an additional event of default which would be triggered by the failure to pay indebtedness exceeding $3 million (other than the Notes) when due.

On March 31, 2008, the Company announced that it had entered into a letter agreement (the “Letter Agreement”) with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) in relation to a transaction to combine their businesses (the “Transaction”).  The Letter Agreement includes a condition precedent in favour of Metallica and Peak, pursuant to which Metallica and Peak will not be obligated to complete the Transaction if the terms of the Notes have not been amended to the satisfaction of Metallica and Peak.  Following discussions with certain holders of Notes, the Company prepared an amended and restated indenture (the “Amended and Restated Indenture”), a copy of which is included with this Circular, to implement the initial amendments referred to above as well as the amendments set out herein necessary to enable the Transaction to proceed.  As noted below, the Board of Directors of the Company has unanimously approved the form of Amended and Restated Indenture.  The Company has been advised that the directors of Peak and Metallica have reviewed and approved the amendments to the Indenture.

The Indenture currently includes a requirement at Section 5.1 that the Company make an offer to redeem the Notes if it has not obtained all necessary permits for the exploration, construction, development and conduct of mining operations at the New Afton Project on or before June 28, 2008.  While the Company is working towards this objective, the Amended and Restated Indenture replaces this provision, as outlined below, with a more general covenant to diligently work towards obtaining and maintaining necessary permits.  In order to provide the time to implement the Transaction without triggering this right of redemption, the Company has included a waiver of this right of redemption in the extraordinary resolution.

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The Amended and Restated Indenture will only be implemented if the Transaction proceeds.

Summary of Proposed Amendments to Note Indenture dated June 28, 2007

Consent Fee:

In consideration of the Noteholders’ consent to the proposed amendments, the Company will pay the Noteholders a consent fee of the aggregate amount of 3% of the principal amount of the Notes, comprised of 4,150,000 warrants (the “Consent Fee Warrants”).  The newly issued warrants will, provided the listing criteria are satisfied, be listed on the TSX and will, on completion of the Transaction, be created and issued under an indenture or an indenture supplemental thereto having substantially the same terms as the warrant indenture dated June 28, 2007 issued by New Gold, being warrants to purchase common shares of the Company for $15.00 per common share on or prior to June 28, 2017.  The closing price of the existing warrants on April 4, 2008 was $1.75.

Proposed Amendments:

1.	Permit Covenant (existing section 5.1). Section 5.1 of the Indenture will be deleted and replaced by the following new section 7.16:

“7.16                      Permits

The Company shall at all times carry on and conduct its business in accordance with good business practice and diligently work towards obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties, including all permits required for the exploration, construction and development of, and the conduct of mining operations at the New Afton Project.”

2.	Restrictive Covenants with respect to incurring indebtedness and granting security. Section 7.3 will be deleted and replaced by the following new Section 7.3:

“(a)           The Company covenants that it will not:

(i)
create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of any Indebtedness except for the Notes, the Debentures and Permitted Indebtedness; or

(ii)	directly or indirectly create, incur, assume or suffer to exist any Security Interest of any kind securing any Indebtedness on any New Afton Project Asset, except for Permitted Encumbrances.

(b)
The Company will not, directly or indirectly, make the following restricted payments:  (i) declare or pay any dividend or make any distribution or payment of any kind (other than dividends or distributions payable in Common Shares or in options, warrants or other rights to purchase Common Shares) on or in respect of any shares in the capital of the Company; (ii) purchase, redeem or otherwise acquire for cash any shares in the capital of the Company or any warrants, rights or options to purchase or acquire shares in the capital of the Company (except for the Debentures on which, for greater certainty, distributions may be made and which may purchased, redeemed or otherwise acquired in accordance with the terms of the Debenture Indenture but subject to section 7.3(c) below); or (iii) make any principal payment on, purchase, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment, scheduled sinking fund or scheduled and mandatory offer to redeem, payment, any Indebtedness of the Company that is not Indebtedness represented by the Notes or the Debentures (subject to section 7.3(c) below), or Permitted Indebtedness or, any Indebtedness which in accordance with its terms, is subordinate or junior in right of payment to the Notes.

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(c)
If the Company exercises its option to redeem any Debentures pursuant to section 5.1 of the Debenture Indenture and if, at such time, any Notes are outstanding, the Company agrees that it will not (except at maturity of the Debentures) repay the redemption amount for such Debentures in cash, but only in common shares in accordance with section 5.7 of the Debenture Indenture.”

3.	Limitation on Conduct of Business. The following covenant will be inserted as a new section 7.17 of the Indenture:

“7.17                      Limitation on Conduct of Business

The Company shall not engage in the conduct of any business other than the business of mining and businesses reasonably related thereto.  For greater certainty, the foregoing shall not limit the Company’s ability to acquire additional assets to carry on any such business.”

4.	Sale of Assets. The following covenant will be inserted as a new section 7.18 of the Indenture:

“7.18                      Sale of Assets

The Company shall not, directly or indirectly, Transfer any New Afton Project Asset or enter into any agreement to do so, except for:

(a)	any such Transfer made in the ordinary course of business for fair market value consideration; or

(b)	Transfers of production subject to any Risk Management Agreement or offtake agreement at the price specified therefor in such agreement.

The Note Trustee shall, from time to time at the Company’s request, without any further authorization by Noteholders, provide partial discharges of all security held by the Note Trustee to discharge from such security each New Afton Project Asset upon the transfer thereof as permitted by this section 7.18.”

5.	Additional Event of Default relating to Cross Acceleration. The following will be added as a new section 8.1(k):

“(k)
the Company fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness which is outstanding in an aggregate principal amount exceeding $3,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or any other default or event of default occurs and continues (after the applicable grace period, if any) pursuant to any agreement or instrument relating to such Indebtedness if, as result of such failure, default, or event of default, payment of all such Indebtedness has been accelerated and all such Indebtedness is then due and payable prior to its stated maturity.”

6.	New Security. The following will be added as a new section 7.19 of the Indenture:

“7.19                      Security to be granted by the Company to the Note Trustee for the Noteholders

The Company shall deliver to the Note Trustee, as security for payment of all Note Indebtedness, charges of and security interests in the New Afton Project Assets (to the extent the New Afton Project Assets may be so charged or subjected to security interests).  Such security shall constitute a first charge of all charged assets subject only to Permitted Encumbrances, provided that the security in favour of the Note Trustee charging the Company’s existing and after-acquired inventory and accounts shall rank equally, as to priority, with the Security Interest therein, if any, created to secure Obligations of the Company in respect

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of operating credit facilities and credit card credit lines that constitute Permitted Indebtedness pursuant to paragraph (f) of the definition of Permitted Indebtedness.  The Note Trustee shall, from time to time, at the Company’s request, without any further authorization by Noteholders, provide agreements to evidence such equal priority. ”

7.
Restrictions on Dividend Payments by the Company.  The existing subsections 7.3(b)(i) and 7.3(b)(ii) of the Indenture shall continue to restrict the Company from paying dividends or redeeming shares as set out therein.

[See Amended Section 7.3 above.]

8.	Restriction on Payments by the Company to its Subsidiaries. The following will be added as a new section 7.20 of the Indenture:

“7.20  Restrictions on Payments by the Company to its Subsidiaries

The Company will calculate the New Afton Cash Flow for a preceding financial quarter of the Company before using any New Afton Cash Flow for such preceding financial quarter to make an investment in, advance to or payment to any of the Company’s Subsidiaries.  The Company shall not make investments in, advances to or payments to any of the Company’s Subsidiaries, out of the New Afton Cash Flow for such preceding financial quarter, in an aggregate amount that exceeds fifty per cent (50%) of the New Afton Cash Flow for such preceding financial quarter.”

9.	Offer to Redeem from New Afton Excess Cash Flow. The following will be added as a new section 7.21 of the Indenture:

“7.21  New Afton Excess Cash Flow Offer to Redeem Notes

On or before the last day of the first financial quarter of each fiscal year of the Company, commencing with the fiscal year ending December 31, 2008, the Company will furnish a certificate to the Note Trustee setting out the calculation of New Afton Excess Cash Flow for the previous fiscal year.  If the aggregate amount of New Afton Excess Cash Flow exceeds $10 million (an “Excess Cash Flow Event”), the Company will, within 30 days after the date of certification, make an offer to all the Holders to redeem the Notes on a pro rata basis (an “Excess Cash Flow Offer to Redeem”) on the following conditions:

(a)	The Excess Cash Flow Offer to Redeem shall be for an aggregate maximum amount equal to the amount of New Afton Excess Cash Flow as at the end of the previous fiscal year.

(b)
Each Note to be redeemed shall be selected on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of each Holder.  Notes in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof).  The Holder of any Note called for redemption in part only, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unredeemed part of the Note so surrendered, and the Company shall execute and the Note Trustee shall certify and deliver, at the expense of the Company, such new Note upon receipt of the Note so surrendered.

(c)
The redemption price for each Note to be redeemed, shall be an amount equal to 100% of the principal amount of the Note or part thereof that has been called for redemption, as applicable, plus accrued and unpaid interest, if any, up to but excluding the Redemption Date.

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(d)
Any Excess Cash Flow Offer to Redeem shall be conducted in the manner contemplated by sections 5.3, 5.4, 5.5(ii), 5.6 and 5.7, to the extent that such provisions do not conflict with this section 7.21.

(e)
Each Holder may accept or reject the Excess Cash Flow Offer to Redeem as it applies to its pro rata share (the “Excess Cash Flow Pro Rata Share”).  If a Holder accepts the Excess Cash Flow Offer to Redeem, it may also indicate whether it wishes to redeem additional Notes (in excess of its Excess Cash Flow Pro Rata Share) pursuant to subsection (f) below.  A Holder’s election to redeem together with the Note for redemption must be surrendered to the Paying Agent not later than the close of business on the third Business Day immediately preceding the Redemption Date.

(f)
If any Holder rejects the Excess Cash Flow Offer to Redeem, the amount of New Afton Excess Cash Flow representing its Excess Cash Flow Pro Rata Share may at the Company’s option be re-allocated pro rata among the Holders who have indicated that they wish to have additional Notes redeemed.

(g)
If all Holders reject the Excess Cash Flow Offer to Redeem or if the Company has redeemed the applicable Notes as required by this section 7.21, the Company shall be thereafter released and discharged of all its obligations with respect to such Excess Cash Flow Offer to Redeem and the balance of such New Afton Excess Cash Flow shall immediately be reduced to zero and, for greater certainty, such amount may be used by the Company for general corporate purposes.”

10.	Deletion of Article 6. Article 6 shall be deleted from the Indenture.

11.	Renaming Notes. The Notes will be called senior secured notes instead of subordinated notes and the following shall be added to section 2.3 of the Indenture:

“The amendments contained in this Note Indenture which:

(a)	provide for the delivery of security to the Note Trustee;

(b)	affect the subordinated nature of the Notes; or

(c)	change the description of the Notes to senior secured notes,

shall not, despite any reference in the Notes to “subordinated”, require any replacement of Notes issued in the form of Schedule “A” hereto or prejudice or otherwise affect the validity of Notes issued in the form of Schedule “A” `hereto, and all such Notes shall be subject to the provisions of this Note Indenture.”

12.	Entire Agreement. The following section 1.12 shall be added to the Indenture:

“1.12           Amendment and Restatement

This Note Indenture amends and restates the Original Note Indenture in its entirety, constitutes the entire agreement between the parties hereto with respect to the subject matter herein, and cancels and supersedes any prior agreement, undertaking, declaration, commitment or representation, written or oral, in respect thereof.”

Proposed New or Amended Definitions:

“New Afton Cash Flow” means, for any financial quarter or fiscal year of the Company, the sum (without duplication) of:

(a)	the total amount (calculated in Canadian dollars) realized and received by the Company during such period from sales of production from the New Afton Project; less

(b)	New Afton Project Costs paid during such period; plus (or less)

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(c)	net payments received (or made) by the Company during such period under any Risk Management Agreement relating to production from the New Afton Project; less

(d)	the amount of principal, interest and lease payments made under Notes, Debentures, or other Permitted Indebtedness during such period; less

(e)	any voluntary prepayments of the Notes during such period.

provided that, if New Afton Cash Flow is less than zero, it shall be deemed to be nil.

“New Afton Excess Cash Flow” means, for any fiscal year of the Company, fifty per cent (50%) of the New Afton Cash Flow for such fiscal year.

“New Afton Project Assets” means all present and future personal and real property forming part of, or directly relating to the New Afton Project (including intangible property, cash flows and accounts receivable related to the operation of the New Afton Project).

“New Afton Project Costs” means for any fiscal year, the aggregate of:

(a)
all capital expenditures actually paid by or on behalf of the Company during such period in respect of constructing, reinstating, equipping, installing and completing the New Afton Project and rendering the New Afton Project operational; and

(b)
all payments paid by or on behalf of the Company during such period to any Person for the purpose of exploring, developing, operating, maintaining or protecting the New Afton Project (including the New Afton Project Assets) or in mining, milling, smelting, loading, refining, delivering or marketing production from the New Afton Project, in each case together with any applicable taxes actually paid during such period, including:

(i)
the cash costs  actually paid during such period in connection with the operation, administration, maintenance and reclamation of the New Afton Project (whether to mine, smelt, refine, mill and/or deliver production for sale or otherwise);

(ii)	the cash costs actually paid during such period in connection with the maintenance of the mining license and other mining rights relating to the New Afton Project;

(iii)
all profit, income, property, mineral and other taxes imposed by any governmental agency or department (or any subdivision or authority thereof), in each such case actually paid by the Company during such period;

(iv)
all payments  actually paid under any royalty agreements during such period and any production royalties calculated and payable (whether in cash or in kind) as a percentage of relevant metal produced and sold in connection with the New Afton Project; and

(v)	all financial obligations incurred with respect to any mine reclamation obligations of the Company in connection with the New Afton Project; and

(c)	the amount of any reserve established by the Board of Directors of the Company in respect of future capital or operating costs associated with the New Afton Project.

“Permitted Encumbrances” means:

(a)
any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

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(b)
any Security Interest or privilege imposed by law, such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges; or any Security Interest or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any Security Interest, statutory lien or statutory deemed trust for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time in good faith; or any undetermined or inchoate Security Interest or privilege incidental to current operations that has not been filed pursuant to law against the Company or that relates to Obligations not due or delinquent; or the deposit of cash or securities in connection with any Security Interest or privilege referred to in this paragraph (b);

(c)
any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by the Company, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(d)
any Security Interest or right of distress reserved in or exercisable under any lease for rent to which the Company is a party and for compliance with the terms of the lease provided such liens do not extend to any property or asset which is not leased property to such lease;

(e)
any Security Interest created or assumed by the Company in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of the Company;

(f)	any Security Interest created in relation to the Bonds or Notes;

(g)
any Security Interest(s) created in relation to Purchase Money Obligations or Capital Lease Obligations that constitute Permitted Indebtedness pursuant to paragraph (a) of the definition of Permitted Indebtedness, provided that such Security Interest does not extend to any asset other than the asset being acquired or leased, as the case may be, and its proceeds;

(h)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(i)
any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the Company’s use of real property, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of the Company;

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(j)
any Security Interest created to secure the Obligations of the Company in respect of operating credit facilities and credit card credit lines that constitute Permitted Indebtedness pursuant to paragraph (f) of the definition of Permitted Indebtedness, provided that such Security Interest:

(i)	does not charge any New Afton Project Assets other than the Company’s existing and after-acquired inventory and accounts comprising New Afton Project Assets; and

(ii)
in the Company’s existing and after-acquired inventory and accounts comprising New Afton Project Assets ranks equally, as to priority, with the Note Trustee’s Security Interest in such inventory and accounts;

(k)
any Security Interest created in respect of ABCP (as hereinafter defined) or Restructured ABCP (as hereinafter defined) that secures Indebtedness of the Company that constitutes Permitted Indebtedness pursuant to paragraph (g) of the definition of Permitted Indebtedness;

(l)	any obligation to deliver a commodity pursuant to an agreement or arrangement that constitutes Permitted Indebtedness pursuant to paragraph (h) of the definition of Permitted Indebtedness; and

(m)	any Security Interest created as security for Indebtedness that constitutes Permitted Indebtedness pursuant to paragraph (h) of the definition of Permitted Indebtedness.

“Permitted Indebtedness” means:

(a)	Purchase Money Obligations and Capital Lease Obligations of the Company (and refinancings and renewals thereof) to a maximum aggregate amount of $3 million outstanding at any time;

(b)
Indebtedness in respect of the commercial development of the mineral reserves as described in the Technical Report up to a maximum principal amount of $75,000,000, from the Closing Date and thereafter at any point in time (for greater certainty, the aggregate cost of acquisition of the Teck Assets and the NPI Royalty shall not be included in calculating the maximum principal amount of $75,000,000) provided that such Indebtedness will not in any way rank senior to the Notes and has a maturity date extending at least to the maturity date of the Notes;

(c)	any Indebtedness related to the acquisition by the Company of the Teck Assets;

(d)
Obligations or amounts owed to trade creditors, suppliers and service providers and accruals in relation thereto incurred in the ordinary court of business, in each case due and payable or outstanding for less than one year;

(e)	Obligations in respect of performance and surety bonds and completion guarantees provided by the Company in the ordinary course of business;

(f)
Obligations of the Company (including Obligations of the Company with respect to banker’s acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) under operating credit facilities and corporate credit card credit lines incurred by the Company in the ordinary course of business for the purpose of financing ongoing operations of the Company  to a maximum aggregate principal amount at any time for all such operating credit facilities of $5,000,000;

(g)
Obligations of the Company in respect of loans made to the Company that are secured by: (A) asset-backed commercial paper that was issued to the Company by one or more of the trusts or other conduits identified as issuers in the Restructuring Proposal (the “ABCP”); or (B) financial instruments issued to the Company pursuant to the Restructuring Proposal as a holder of such

ABCP (“Restructured ABCP”), provided that the recourse to the obligor in respect of a failure to repay such loans is limited solely to such ABCP or Restructured ABCP;

(h)
Obligations of the Company under any Risk Management Agreement, provided that such agreement or arrangement is entered into by the Company in the ordinary course of business for risk management purposes and not for speculative purposes; provided that:

9

(i)
any Interest Swap Obligations are entered into to protect the Company from fluctuations in interest rates on Indebtedness incurred in accordance with and as permitted by this Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates; and

(ii)
in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(i)
Obligations of the Company in respect of any Indebtedness incurred by the Company which, by its terms, has the repayment of principal specifically subordinated in right of payment upon liquidation or bankruptcy to the Obligations of the Company in respect of the Notes, and which has a scheduled maturity date that is not earlier than the day following the Maturity Date of the Notes;  and

(j)	Obligations of the Company under any guarantee by the Company of Indebtedness of any Subsidiary provided that the creditor under the guarantee has no recourse to any of the New Afton Project Assets.

“Risk Management Agreement” means collectively, (i) all currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements or currency exchange or interest rate collar agreements between the Company and any other Person, (ii) all net forward sale, put/call options, spot deferred sale or other similar arrangements and agreements entered into relating to the sale or purchase of any commodity, and (iii) all other agreements or arrangements designed to protect the Company against fluctuations in currency exchange or interest rates or commodity prices.

“Transfer” means any transfer, sale, assignment, lease as lessor, conveyance or other disposition but shall exclude any transfer, assignment, conveyance or other disposition made as security for an obligation (and, when used as a verb, “Transfer” has a comparable meaning).

A copy of the form of Amended and Restated Indenture setting out the amendments in detail is attached as Schedule “A” to this Circular. Noteholders shall be provided with notice of the execution of the Amended and Restated Indenture by way of a press release to be issued by the Company, immediately following completion of the Transaction, receipt of the requisite Noteholder approval and the receipt of regulatory approvals.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The material factors considered by the directors of the Company which provided support for the conclusion that the Amended and Restated Indenture is in the best interests of the Company include:

(a)
the Amended and Restated Indenture provides for: (i) additional covenants on the operation of the business of the Company; (ii) security being granted over the New Afton Project Assets in favour of the Note Trustee for the Noteholders; (iii) restrictions on the use of cash generated by the New Afton assets; and (iv) additional liquidity provided through required annual offers to redeem Notes equal to one-half of certain excess cash flow generated by the New Afton Project;

(a)
if approved by the shareholders of the Company, Metallica and Peak, following approval of the Amended and Restated Indenture, the Transaction may see the Company transformed from a single asset copper gold development company into a globally diversified intermediate gold company with market capitalization of approximately US$1.6 billion;

10

(b)
in order to be effective, the Amended and Restated Indenture must be approved at a meeting of Noteholders, at which more than 51% of the aggregate principal amount of the Notes outstanding are represented, by the holders of not less than 66 ⅔% of the aggregate principal amount of the Notes voted in respect of the extraordinary resolution, or by instrument in writing signed by Noteholders representing not less than 66 ⅔% of the aggregate principal amount of the Notes; and

(c)	if the Amended and Restated Indenture is not approved, it is likely that the Transaction will not proceed.

The directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

THE DIRECTORS OF THE COMPANY BELIEVE THAT THE AMENDED AND RESTATED INDENTURE IS IN THE BEST INTERESTS OF THE COMPANY AND ACCORDINGLY RECOMMEND THAT THE NOTEHOLDERS VOTE IN FAVOUR OF THE AMENDED AND RESTATED INDENTURE.

AMENDED AND RESTATED INDENTURE

The Indenture provides the Noteholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Noteholders. The Indenture defines an “extraordinary resolution” to mean a resolution proposed at a meeting of Noteholders duly convened for that purpose and held in accordance with the terms of the Indenture at which there are present, in person or by proxy, Noteholders representing more than 51% of the aggregate principal amount of all then outstanding Notes and passed by the affirmative votes of Noteholders representing not less than 66⅔% of the aggregate principal amount of all of the then outstanding Notes represented at the meeting and voted on the poll upon such resolution.  A copy of the form of Amended and Restated Indenture is attached as Schedule “A” to this Circular. Noteholders shall be provided with notice of the execution of the Amended and Restated Indenture by way of a press release to be issued by the Company, immediately following completion of the Transaction, receipt of the requisite Noteholder approval and the receipt of regulatory approvals.

An “extraordinary resolution” may also be adopted by resolution in writing executed by Noteholders representing not less than 66⅔% of the aggregate principal amount of all of the then outstanding Notes.  In an effort to save the time and expense involved in the Meeting the Company is seeking written authorization of the “extraordinary resolution”.  If written authorization is obtained, the Company will cancel the Meeting.

EXTRAORDINARY RESOLUTION

Under the Indenture, the amendments set out in the Amended and Restated Indenture must be passed by an extraordinary resolution of the Noteholders.

The persons named in the enclosed form of proxy intend to vote at the Meeting for the approval of the extraordinary resolution concerning the Amended and Restated Indenture, unless otherwise directed by the Noteholder appointing them.

The form of the extraordinary resolution to be placed before the Noteholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.
The Noteholders hereby approve the terms of the amended and restated note indenture (the “Amended and Restated Indenture”) substantially in the form attached as Schedule “A” to the Circular dated April 23, 2008 and delivered to the Noteholders (the “Circular”) and Computershare Trust Company of Canada, as note trustee (the “Note Trustee”) is hereby authorized and directed, upon completion of the Transaction, to sign and deliver the Amended and Restated Indenture for the purpose of amending and restating the terms of the 10% subordinated note indenture between the Company and the Note Trustee dated as June 28, 2007 (the “Indenture”), and the terms of the 10% subordinated notes governed by the Indenture (the “Notes”) in the manner described in the Circular, and any officer of the Note Trustee be and is hereby authorized and directed to execute and deliver the Amended and Restated Indenture with such further immaterial or clarification changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Amended and Restated Indenture.

11

2.
The Noteholders hereby authorize and direct, upon completion of the Transaction, the Note Trustee to sign and deliver all such security agreements, debentures, charges, debenture delivery agreements, assignments, postponements, subordinations, releases, discharges, certificates, instruments, notices, other agreements and other documents, and do all such other acts and things, as may be required in connection with the grant of security over the New Afton Project Assets (to the extent the New Afton Project Assets may be so charged) subject to Permitted Encumbrances.

3.
.Any officer or director of the Note Trustee is authorized and directed to sign and deliver all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Amended and Restated Indenture, the security over the New Afton Project Assets, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

4.
The Noteholders hereby waive any default under section 5.1 of the Indenture until the earlier to occur of: (i) the expiry of seven days following any shareholder meeting of shareholders of the Company, Peak Gold Ltd. or Metallica Resources Inc. in connection with the Transaction where the shareholders do not approve of the Transaction; and (ii) September 30, 2008, and hereby direct and instruct the Note Trustee to sign and deliver evidence of such waiver at the Company’s request.

5.
Notwithstanding the passing of this resolution by the Noteholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Noteholders not to proceed with the amendments to the Indenture and the Notes described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

OTHER APPROVALS AND REGULATORY MATTERS

Stock Exchange Listings

Application will be made to the TSX to approve the listing of the Consent Fee Warrants subject to the Company fulfilling all of the listing requirements of the TSX.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The amendments to the Note Indenture and the issuance of Consent Fee Warrants to Noteholders may have Canadian tax consequences for such Noteholders.  Similarly, the exercise or disposition of the Consent Fee Warrants by a Noteholder may also have Canadian tax consequences.  Noteholders are urged to consult their own tax advisors to determine the tax consequences in their particular circumstances.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

U.S. Noteholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of the transactions described herein.

12

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of the Company. The Company may also reimburse brokers or nominees holding Notes in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals.  Kingsdale Shareholder Services Inc. has been retained by the Company as proxy solicitation agent in connection with the solicitation of proxies at the Meeting at an agreed cost of C$29,000 plus additional costs relating to out-of-pocket expenses.

The directors of the Company have fixed the close of business on April 17, 2008 as the record date, being the date for the determination of the registered holders of Notes entitled to receive notice of and to vote at the Meeting, and any adjournment or adjournments thereof.  Duly completed and executed proxies must be received by the Note Trustee at the address indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 7, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of April 23, 2008.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A Noteholder desiring to appoint some other person, who need not be a Noteholder, to represent him or her at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Note Trustee indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 7, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A Noteholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Noteholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Notes represented by the proxy submitted by a Noteholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Noteholder or by a Noteholder's attorney authorized in writing (or, if the Noteholder is a Company, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Notes in respect of which they are appointed in accordance with the direction of the Noteholders appointing them. In the absence of such direction, such Notes will be voted in favour of the passing of the extraordinary resolution. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters

13

identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Noteholders

Only registered Noteholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Noteholders of the Company are “non-registered” Noteholders (“Non-Registered Noteholders”) because the Notes they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Notes. Notes beneficially owned by a Non-Registered Noteholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Noteholder deals with in respect of the Notes (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Noteholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Noteholders unless a Non-Registered Noteholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Noteholders. Generally, Non-Registered Noteholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form that is not signed by the Intermediary and that, when properly completed and signed by the Non-Registered Noteholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Noteholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)
be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Notes beneficially owned by the Non-Registered Noteholder but that is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Noteholder when submitting the proxy. In this case, the Non-Registered Noteholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with New Gold Inc., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y9 (Attn: Proxy Department).

In either case, the purpose of these procedures is to permit Non-Registered Noteholders to direct the voting of the Notes of the Company they beneficially own. Should a Non-Registered Noteholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Noteholder), the Non-Registered Noteholder should strike out the persons named in the form of proxy and insert the Non-Registered Noteholder or such other person's name in the blank space provided. In either case, Non

14

Registered Noteholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Noteholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

As at the date hereof, insiders of the Company do not hold any Notes.

Voting Securities and Principal Holders Thereof

As of April 23, 2008, 237,000,000 Notes were issued and outstanding. Each $1,000 in principal amount of Notes entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Noteholders entitled to receive notice of and to vote at the Meeting has been fixed at April 17, 2008. In accordance with the provisions of the Indenture, the Company will prepare a list of holders of Notes as of such record date. Each Noteholder named in the list will be entitled to vote the Notes shown opposite his or her name on the list at the Meeting.  All such holders of record of Notes are entitled either to attend and vote thereat in person the Notes held by them or, provided a completed and executed proxy shall have been delivered to the Note Trustee within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Notes held by them.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, since the commencement of the Company's last completed financial year, no informed person of the Company or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”).  Copies of the documents incorporated herein by reference may be obtained by a Noteholder without charge at any time prior to the Meeting from the Chief Financial Officer of the Company at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4, telephone (416) 977-1067.  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form (“AIF”) of the Company dated March 31, 2008;

(b)	the press release (the “Press Release”) of the Company dated March 31, 2008; and

(c)	the material change report (the “MCR”) of the Company dated April 3, 2008 relating to the announcement of the Transaction.

Any statement contained in this Circular, the AIF, the Press Release or the MCR or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

15

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2007, which can be found at www.sedar.com.  Noteholders may also request these documents from the Chief Financial Officer of the Company at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the Noteholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE DIRECTORS

(Signed) “Clifford J. Davis”
President and Chief Executive Officer
Toronto, Ontario
April 23, 2008

16

SCHEDULE “A”

DATED AS OF ~~JUNE 28, 2007~~<>, 2008

NEW GOLD INC.
AS ISSUER

and

COMPUTERSHARE TRUST COMPANY OF CANADA

AS NOTE TRUSTEE

AMENDED AND RESTATED NOTE INDENTURE

PROVIDING FOR THE ISSUE OF UP TO $242,000,000
10% ~~SUBORDINATED~~SENIOR SECURED NOTES

DUE JUNE 28, 2017

Page

ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Meaning of “outstanding” for Certain Purposes	~~10~~13
1.3	Interpretation Not Affected by Headings	~~11~~13
1.4	Statute References	~~11~~14
1.5	Currency	~~11~~14
1.6	Non-Business Days	~~11~~14
1.7	Invalidity of Provisions	~~11~~14
1.8	Governing Law	~~11~~14
1.9	Paramountcy	~~11~~14
1.10	Number and Gender	~~11~~14
1.11	Time of Essence	~~11~~14
1.12	Amendment and Restatement	14

ARTICLE 2	THE NOTES	~~12~~15
2.1	Creation and Issuance of Notes	~~12~~15
2.2	Form and Terms of Notes	~~12~~15
2.3	Form of Notes	~~12~~15
2.4	Global Notes	~~12~~16
2.5	Legends	~~13~~17
2.6	Execution of Notes	~~15~~18
2.7	Certification	~~15~~18
2.8	Interest	~~15~~18
2.9	Rank and Subordination	~~16~~19
2.10	Payment of Interest and Principal in Respect of Notes	~~16~~19
2.11	Registration and Transfer of Notes	~~18~~21
2.12	Ownership of Notes	~~20~~24
2.13	Exchange of Notes	~~21~~24
2.14	Replacement of Notes	~~21~~25
2.15	Option of Holder as to Place of Payment	~~22~~25
2.16	Record of Payments	~~22~~25
2.17	Surrender for Cancellation	~~22~~25
2.18	Right to Receive Note Indenture	~~22~~26
2.19	Withholding Taxes	~~22~~26

ARTICLE 3	PURCHASE FOR CANCELLATION OF NOTES	~~23~~26
3.1	Purchase of Notes for Cancellation	~~23~~26
3.2	Cancellation of Notes	~~23~~26

ARTICLE 4	OPTIONAL REDEMPTION OF NOTES	~~23~~27
4.1	Optional Redemption of Notes	~~23~~27
4.2	Partial Redemption of Notes	~~24~~27
4.3	Optional Redemption of Notes on Change of Control	~~25~~28
4.4	Places of Payment	~~25~~28
4.5	Notice of Redemption	~~25~~29
4.6	Notes Due on Redemption Date	~~25~~29
4.7	Deposit of Redemption Monies	~~26~~29
4.8	Cancellation of Notes	~~26~~29

- i -

Page

ARTICLE 5	MANDATORY OFFERS TO REDEEM	~~23~~27
~~5.1~~	~~Offer to Redeem on Failure to Obtain Required Permits~~	~~26~~
5.1	Intentionally deleted	29
5.2	Offer to Redeem on Change of Control	~~26~~30
5.3	Term of Offer to Redeem	~~28~~31
5.4	Notice of Offer to Redeem	~~28~~31
5.5	Manner of Redemption	~~28~~32
5.6	Payment to Holders	~~29~~32
5.7	Compliance with Applicable Securities Laws	~~29~~32

ARTICLE 6	~~SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS~~	~~29~~ INTENTIONALLY DELETED
~~6.1~~	~~Agreement to Subordinate~~	~~29~~
~~6.2~~	~~Distribution on Insolvency or Winding–up~~	~~29~~
~~6.3~~	~~Knowledge of Trustee~~	~~30~~
~~6.4~~	~~Trustee May Hold the Secured Indebtedness~~	~~30~~

ARTICLE 7	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY	~~30~~32
7.1	General Representations Warranties and Covenants	~~30~~32
7.2	To Maintain Office or Agency	~~31~~33
7.3	Restrictive Covenants of the Company	~~31~~33
7.4	Not to Extend Time for Payment of Interest or Principal	~~32~~34
7.5	To Provide Certificate of Compliance	~~32~~34
7.6	Continued Listing	~~33~~34
7.7	To Pay Note Trustee’s Remuneration and Expenses	~~33~~35
7.8	To Obtain Consent of Note Trustee	~~33~~35
7.9	To Provide Financial Statements	~~33~~35
7.10	To Pay Additional Amounts	~~33~~35
7.11	Further Assurances	~~34~~35
7.12	Note Trustee May Perform Covenants	~~34~~35
7.13	Request for Note Indenture	~~34~~36
7.14	Covenant to Notify Note Trustee of Change of Name	~~34~~36
7.15	Covenant to Seek Noteholder Approval	~~34~~36
7.16	Permits	36
7.17	Limitation on Conduct of Business	36
7.18	Sale of Assets	36
7.19	Security to be granted by the Company to the Note Trustee for the Noteholders	37
7.20	Restrictions on Payments by the Company to its Subsidiaries	37
7.21	New Afton Excess Cash Flow Offer to Redeem Notes	37
7.22	Consideration for Amendment and Restatement	38

ARTICLE 8	DEFAULT AND ENFORCEMENT	~~35~~39
8.1	Events of Default	~~35~~39
8.2	Notice of Events of Default	~~36~~40
8.3	Acceleration on Default	~~36~~40
8.4	Waiver of Default	~~37~~41
8.5	Enforcement by the Note Trustee	~~37~~41
8.6	Noteholders May Not Sue	~~38~~42

- ii -

Page

8.7	Application of Moneys	~~38~~42
8.8	Distribution of Moneys	~~39~~43
8.9	Persons Dealing with Note Trustee	~~40~~44
8.10	Note Trustee Appointed Attorney	~~40~~44
8.11	Remedies Cumulative	~~40~~44
8.12	Immunity of Noteholders, Note Trustees and Others	~~40~~44
8.13	Judgment Against the Company	~~40~~44

ARTICLE 9	SATISFACTION, DISCHARGE AND DEFEASANCE	~~41~~45
9.1	Cancellation	~~41~~45
9.2	Non-Presentation of Notes	~~41~~45
9.3	Repayment of Unclaimed Moneys	~~41~~45
9.4	Discharge	~~41~~46
9.5	Defeasance	~~42~~46

ARTICLE 10	SUCCESSORS	~~43~~47
10.1	Certain Requirements in Respect of Merger, etc ~~43~~.	47
10.2	Vesting of Powers in Successor	~~44~~48

ARTICLE 11	MEETINGS OF NOTEHOLDERS	~~44~~48
11.1	Right to Convene Meetings	~~44~~48
11.2	Notice of Meetings	~~44~~48
11.3	Chairman	~~44~~49
11.4	Quorum	~~45~~49
11.5	Power to Adjourn	~~45~~49
11.6	Show of Hands	~~45~~49
11.7	Poll	~~45~~49
11.8	Voting	~~45~~50
11.9	Regulations	~~46~~50
11.10	The Company and Note Trustee May Be Represented	~~46~~51
11.11	Powers Exercisable by Extraordinary Resolution	~~46~~51
11.12	Meaning of “Ordinary Resolution”	~~48~~52
11.13	Meaning of “Extraordinary Resolution”	~~48~~53
11.14	Powers Cumulative	~~49~~53
11.15	Minutes	~~49~~53
11.16	Signed Instruments	~~49~~54
11.17	Binding Effect of Resolutions	~~50~~54
11.18	Evidence of Rights of Noteholders	~~50~~54
11.19	Record Date	~~50~~54

ARTICLE 12	NOTICES	~~50~~55
12.1	Notice to the Company	~~50~~55
12.2	Notice to Noteholders	~~51~~55
12.3	Notice to the Note Trustee	~~51~~55
12.4	Mail Service Interruption	~~51~~55
12.5	Waiver of Notice	~~52~~56

ARTICLE 13	CONCERNING THE NOTE TRUSTEE	~~52~~56
13.1	Indenture Legislation	~~52~~56

- iii -

Page

13.2	Corporate Note Trustee Required Eligibility	~~52~~56
13.3	No Conflict of Interest	~~52~~56
13.4	Rights and Duties of Note Trustee	~~53~~57
13.5	Evidence Experts and Advisers	~~54~~58
13.6	Note Trustee May Deal in Notes	~~54~~59
13.7	Note Trustee Not Required to Give Security	~~55~~59
13.8	Protection of Note Trustee	~~55~~59
13.9	Investment of Trust Moneys	~~56~~60
13.10	Action by Note Trustee to Protect Interests	~~56~~60
13.11	Replacement of Note Trustee	~~56~~60
13.12	Authority to Carry on Business	~~57~~61
13.13	Acceptance of Trusts	~~57~~61
13.14	Limitation of Liability	~~57~~61
13.15	Compensation	~~57~~62
13.16	Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation	~~58~~62
13.17	Compliance with Privacy Code	~~58~~62

ARTICLE 14	SUPPLEMENTAL NOTE INDENTURES	~~58~~63
14.1	Supplemental Note Indentures	~~58~~63
14.2	Effect of Supplemental Note Indentures	~~59~~64

ARTICLE 15	STOCK EXCHANGE APPROVAL	~~60~~64
15.1	Stock Exchange Approval	~~60~~64

ARTICLE 16	EXECUTION	~~60~~64
16.1	Counterparts	~~60~~64
16.2	Language of Note Indenture	~~60~~64
16.3	Formal Date	~~60~~64

SCHEDULE “A” – SPECIMEN FORM OF NOTE CERTIFICATE	A-1

- iv -

 THIS AMENDED AND RESTATED NOTE INDENTURE made as of the ~~28th~~<> day of ~~June~~<>, ~~2007,~~2008,

BETWEEN:

NEW GOLD INC., a corporation incorporated under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”),

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, and duly authorized to carry on the trust business in each province of Canada

(hereinafter referred to as the “Note Trustee”).

WHEREAS the Company ~~is desirous of creating and issuing Notes~~and the Note Trustee entered into the Original Note Indenture (as hereinafter defined)~~,~~ with respect to the creation and issuance of ~~which is provided for by this Note Indenture~~the Notes (as hereinafter defined);

AND WHEREAS the Company, under the laws relating thereto, is duly authorized to create and issue the Notes ~~to be~~ issued as herein provided to evidence indebtedness of the Company existing on the date hereof ~~or incurred by the Company at any time hereafter~~;

AND WHEREAS the Company and the Note Trustee wish to amend and restate the Original Note Indenture in its entirety to include certain additional provisions that have been agreed to by the Company for the benefit of the Noteholders;

AND WHEREAS all necessary resolutions of the Directors (as hereinafter defined) have been duly passed and other proceedings taken and conditions complied with ~~to make~~in the creation and issue of the Notes ~~proposed to be~~ issued hereunder and to make this Amended and Restated Note Indenture and the execution ~~thereof and~~ hereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Note Trustee;

NOW THEREFORE THIS AMENDED AND RESTATED NOTE INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Note Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” has the meaning given thereto in the Securities Act;

“AMEX” means the American Stock Exchange;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practise and other requirements of any governmental authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means the Canadian Securities Laws and the U.S. Securities Laws;

“Associate” has the meaning ascribed thereto in the Securities Act;

“Authorized Officer” means any director of the Company or an individual who holds one or more of the offices of Chief Executive Officer, President, Chief Financial Officer, Vice President, General Counsel, Secretary or President of the Company;

“BEO Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Notes;

“Bonds” means the land reclamation and remediation bond of the Company, being an interest-bearing bond required for land reclamation and environmental protection by Canadian regulatory authorities;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday when banks are not open in the City of Vancouver, British Columbia or Toronto, Ontario;

“Canadian Government Obligations” means any bonds or securities issued or guaranteed by the Government of Canada or by the government of any Province of Canada rated at least A (high);

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Provinces of Canada and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Provinces of Canada;

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with Generally Accepted Accounting Principles;

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with Generally Accepted Accounting Principles;

“Certificate of the Company” means an instrument signed in the name of the Company and without personal liability by any two Directors or any two of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer , the Secretary and any Vice President of the Company, if applicable, and any combination of any two of the foregoing, certifying the matters specified therein;

“Certified Resolution” means a copy of a resolution certified by an Authorized Officer to have been duly passed by the directors of the Company and to be in full force and effect on the date of such certification;

“Change of Control” means an occurrence which shall be deemed to have occurred at such time as any Person (including a Person’s Affiliates and Associates), becomes the beneficial owner, directly or indirectly, or otherwise exercises control or direction over Common Shares carrying in excess of 50% of the total voting rights attached to the issued and outstanding Common Shares and includes the consummation of any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Company with or into another person or entity:  (1) in which the Company is not the continuing or surviving entity; or (2) pursuant to which the issued and outstanding Common Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the holders of the issued and outstanding Common Shares immediately prior to such transaction are converted into or exchanged for voting securities or securities exchangeable at the option of the holder into Voting Shares of the surviving or transferor Person constituting 50% or more of such Voting Shares immediately after such transaction (giving effect to such issuance and the exercise of any rights to convert or exchange such securities into Voting Shares);

“Closing Date” means June 28, 2007;

“Common Shares” means the common shares of the Company as such common shares ~~exist~~existed at the close of business on the date of execution and delivery of ~~this~~the Original Note Indenture;

“Company” means New Gold Inc. and every successor Person thereto which shall have complied with the provisions of Article 10;

“Contingent Liabilities” means with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any Person.  The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

“Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Note Trustee, who may be counsel to the Company, or retained by the Company and acceptable to the Note Trustee;

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in currency values.

“Date of the Change of Control” means the date on which any transaction constituting a Change of Control closes;

~~“Date of Permit Failure” means the date on which the Permit Failure occurs;~~

“Date of Project Change of Control” means the date on which any transaction constituting a Project Change of Control closes;

“Debentures” means the 5% subordinated convertible debentures of the Company issued pursuant to the terms of a trust indenture referred to as the “Debenture Indenture” between the Company and Computershare Trust Company of Canada (as “Debenture Trustee”) and dated June 28, 2007;

“Debenture Indebtedness” means all present and future debts, liabilities and obligations of the Company to the holders of Debentures under and in connection with the Debenture Indenture and the Debentures, including all principal money owing on the Debentures, the premium, if any, interest (including interest on overdue principal, premium, if any and interest) and all fees paid and other money from time to time owing pursuant to the terms of the Debenture Indenture;

“Default” means an event or condition, the occurrence of which would, with the lapse of time or the giving of notice, or both, become an Event of Default;~~;~~

“Definitive Notes” means Notes which are Fully Registered as individual certificates issued pursuant to section 2.3 in the form of Schedule “A” hereto;

“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Notes;

“Director” means a director of the Company for the time being and “Directors” means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

“EBITDA” means at any point in time, the net income of the Company determined in conformity with Generally Accepted Accounting Principles before interest, taxes, depreciation and amortization, and all extraordinary gains and extraordinary losses for such period, to the extent such amounts were deducted (or added in the case of extraordinary gains) as derived from the Company’s most recent financial statements;

“Event of Default” has the meaning attributed to such term in section 8.1;

“Excess Cash Flow Event” has the meaning attributed to such term in section 7.21;

“Excess Cash Flow Offer to Redeem” has the meaning attributed to such term in section 7.21;

“Extraordinary Resolution” has the meaning attributed to such term in sections 11.12 and 11.16;

“Fully Registered” means registered as to both principal and interest;

“Generally Accepted Accounting Principles” means Canadian generally accepted accounting principles as provided in the Handbook of the Canadian Institute of Chartered Accountants from time to time;

“Global Note” means a Note which is Fully Registered in the name of the Depository representing all or a portion of the aggregate principal amount of the Notes issued hereunder;

“Indebtedness” means, with respect to a Person, without duplication:

(a)all Obligations of the Person for borrowed money, including Obligations with respect to bankers’ acceptances and contingent reimbursement obligation relating to letters of credit and other financial instruments;

(b)the net Obligations under Currency Agreements and Interest Swap Obligations of such Person;

(c)all Capital Lease Obligations and Purchase Money Obligations of the Person; and

(d)all Contingent Liabilities of the Person with respect to Obligations of another Person if such Obligations are of the type referred to in paragraphs (a) to (d);

“Indenture Legislation” has the meaning attributed to such term in subsection 13.1(a);

“Interest Payment Date” means a date on which interest is due and payable in accordance with the terms of this Note Indenture;

“Interest Swap Obligations” means the Obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements;

“Maturity Date” means with respect to a Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity Date thereof or by declaration, acceleration, redemption or otherwise;

“Maturity Record Date” has the meaning ascribed thereto ~~is~~in section 2.10(c);

“New Afton Cash Flow” means for any financial quarter or fiscal year of the Company, the sum (without duplication) of:

(a) the total amount (calculated in Canadian dollars) realized and received by the Company during such period from sales of production from the New Afton Project; less

(b) New Afton Project Costs paid during such period; plus (or less)

(c) net payments received (or made) by the Company during such period under any Risk Management Agreement relating to production from the New Afton Project; less

(d) the amount of principal, interest and lease payments made under Notes, Debentures, or other Permitted Indebtedness during such period; less

(e) any voluntary prepayments of the Notes during such period,

provided that, if the New Afton Cash Flow is less than zero, it shall be deemed to be nil;

“New Afton Excess Cash Flow” means, for any fiscal year of the Company, fifty per cent (50%) of the New Afton Cash Flow for such fiscal year;

   “New Afton Project” means the Company’s New Afton gold-copper project near Kamloops, British Columbia as described in the Technical Report;

   “New Afton Project Assets” means all present and future personal and real property forming part of or directly relating to the New Afton Project (including intangible property, cash flows and accounts receivable related to the operation of the New Afton Project);

   “New Afton Project Costs” means for any fiscal year, the aggregate of:

(a)  all capital expenditures actually paid by or on behalf of the Company during such period in respect of constructing, reinstating, equipping, installing and completing the New Afton Project and rendering the New Afton Project operational; and

(b)  all payments paid by or on behalf of the Company during such period to any Person for the purpose of exploring, developing, operating, maintaining or protecting the New Afton Project (including the New Afton Project Assets) or in mining, milling, smelting, loading, refining, delivering or marketing production from the New Afton Project, in each case together with any applicable taxes actually paid during such period, including:

(i)
the cash costs  actually paid during such period in connection with the operation, administration, maintenance and reclamation of the New Afton Project (whether to mine, smelt, refine, mill and/or deliver production for sale or otherwise);

(ii)	the cash costs actually paid during such period in connection with the maintenance of the mining license and other mining rights relating to the New Afton Project;

(iii)
all profit, income, property, mineral and other taxes imposed by any governmental agency or department (or any subdivision or authority thereof), in each such case actually paid by the Company during such period;

(iv)
all payments  actually paid under any royalty agreements during such period and any production royalties calculated and payable (whether in cash or in kind) as a percentage of relevant metal produced and sold in connection with the New Afton Project; and

(v)	all financial obligations incurred with respect to any mine reclamation obligations of the Company in connection with the New Afton Project; and

(c) the amount of any reserve established by the Board of Directors of the Company in respect of future capital or operating costs associated with the New Afton Project;

“New Afton Security Interest” means the security interests in and charges of the New Afton Project Assets granted by the Company to the Note Trustee;

“New Warrants” means 4,150,000 warrants to be issued by the Company on completion of the acquisition by the Company of all the shares of Peak Gold Ltd. and Metallica Resources Inc.;

“Note Indebtedness” means all present and future debts, liabilities and Obligations of the Company to the Noteholders under and in connection with this Note Indenture and the Notes, including all principal money owing on the Notes, the premium, if any, interest (including interest on overdue principal, premium, if any and interest) and all fees paid and other money from time to time owing pursuant to the terms of this Note Indenture;

“Note Trustee” means Computershare Trust Company of Canada and every successor Person thereto;

“Notes” means the 10% ~~subordinated~~senior secured notes of the Company issued and certified hereunder, or deemed to be issued and certified hereunder, in definitive form;

“Noteholders” or “Holders” means, at a particular time, the Persons entered in the registers hereinafter mentioned as holders of Notes outstanding at such time;

“Noteholders’ Request” means an instrument signed in one or more counterparts by the Holders of not less than 25% of the aggregate principal amount of the outstanding Notes, requesting the Note Trustee to take or refrain from taking the action or proceeding specified therein;

“Notice of Offer to Redeem” has the meaning ascribed thereto in section 5.4;

“NPI Royalty” means the 10% net profit royalty granted to Westridge Enterprises Ltd. and  Indo-Gold Development Ltd. by the Company which the Company has the option to purchase for $2,000,000 on or before December 1, 2010;

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursement, damages and other liabilities payable under the documentation governing the Indebtedness to which such obligations relate;

“Offer to Redeem” has the meaning ascribed thereto in section 5.3;

“Officer’s Certificate” means a Certificate of the Company signed in the name of the Company by any Director or the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company;

“Opinion of Counsel” means a written opinion of Counsel to the Company, addressed to the Note Trustee (among other addressees) or such other counsel as determined by the Note Trustee, acting reasonably;

“Original Note Indenture” means the note indenture dated as of June 28, 2007 between the Company and the Note Trustee;

“Paying Agent” means the Note Trustee or may mean a Person authorized by the Company and the Note Trustee to pay the principal amount or interest payable in respect of any Notes on behalf of the Company;

“Permitted Encumbrances” means:

(a) any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

(b) any Security Interest or privilege imposed by law, such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges; or any Security Interest or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any Security Interest, statutory lien or statutory deemed trust for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time in good faith; or any undetermined or inchoate Security Interest or privilege incidental to current operations that has not been filed pursuant to law against the Company or that relates to Obligations not due or delinquent; or the deposit of cash or securities in connection with any Security Interest or privilege referred to in this paragraph (b);

(c) any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by the Company, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(d) any Security Interest or right of distress reserved in or exercisable under any lease for rent to which the Company is a party and for compliance with the terms of the lease provided such liens do not extend to any property or asset which is not leased property to such lease;

(e) any Security Interest created or assumed by the Company ~~or a Subsidiary~~ in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of the Company;

(f) any Security Interest created in relation to the Bonds or Notes;

(g) any Security Interest(s) created in relation to ~~any~~ Purchase Money Obligations ~~to a maximum of $3,000,000, in the aggregate at any one time and~~or Capital Lease Obligations that constitute Permitted Indebtedness pursuant to paragraph (a) of the definition of Permitted Indebtedness, provided that such Security Interest does not extend to any asset other than the asset being acquired or leased, as the case may be, and its proceeds;

(h) any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority; ~~and~~

(i) any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the Company’s use of real property, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of the Company~~.~~;

~~“Permit Failure” has the meaning ascribed thereto in section 5.1;~~

(j)   any Security Interest created to secure the Obligations of the Company in respect of operating credit facilities and credit card credit lines that constitute Permitted Indebtedness pursuant to paragraph (f) of the definition of Permitted Indebtedness, provided that such Security Interest:

(i)	does not charge any New Afton Project Assets other than the Company’s existing and after-acquired inventory and accounts comprising New Afton Project Assets; and

(ii)
in the Company’s existing and after-acquired inventory and accounts comprising New Afton Project Assets ranks equally, as to priority, with the Note Trustee’s Security Interest in such inventory and accounts;

(k)  any Security Interest created in respect of ABCP or Restructured ABCP that secures Indebtedness of the Company that constitutes Permitted Indebtedness pursuant to paragraph (g) of the definition of Permitted Indebtedness;

(l) any obligation to deliver a commodity pursuant to an agreement or arrangement that constitutes Permitted Indebtedness pursuant to paragraph (h) of the definition of Permitted Indebtedness; and

(m) any Security Interest created as security for Indebtedness that constitutes Permitted Indebtedness pursuant to paragraph (h) of the definition of Permitted Indebtedness;

  “Permitted Indebtedness” means:

~~(a) Note Indebtedness;~~

~~(b) Debenture Indebtedness;~~

(a)~~(c)~~  Purchase Money Obligations and Capital Lease Obligations of the Company (and refinancings and renewals thereof) to a maximum aggregate amount of $3,000,000 ~~in the aggregate~~outstanding at any ~~one~~ time;

(b)~~(d)~~ Indebtedness in respect of the commercial development of the mineral reserves as described in the Technical Report up to a maximum principal amount of $75,000,000, from the ~~date hereof~~Closing Date and thereafter at any point in time (for greater certainty, the aggregate cost of acquisition of the Teck Assets and the NPI Royalty shall not be included in calculating the maximum principal amount of $75,000,000) provided that such Indebtedness will not in any way rank senior to the Notes and has a maturity date extending at least to the maturity date of the Notes;

(c)~~(e)~~ any Indebtedness related to the acquisition by the Company of the Teck Assets;

(d)~~(f)~~  Obligations or amounts ~~owned~~owed to trade creditors, suppliers and service providers and accruals in relation thereto incurred in the ordinary court of business, in each case due and payable or outstanding for less than one year;

(e) Obligations in respect of performance and surety bonds and completion guarantees provided by the Company in the ordinary course of business;

(f) Obligations of the Company (including Obligations of the Company with respect to banker’s acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) under operating credit facilities and corporate credit card credit lines incurred by the Company in the ordinary course of business for the purpose of financing ongoing operations of the Company  to a maximum aggregate principal amount at any time for all such operating credit facilities of $5,000,000;

(g) Obligations of the Company in respect of loans made to the Company that are secured by: (A) asset-backed commercial paper that was issued to the Company by one or more of the trusts or other conduits identified as issuers in the Restructuring Proposal (the “ABCP”); or (B) financial instruments issued to the Company pursuant to the Restructuring Proposal as a holder of such ABCP (“Restructured ABCP”), provided that the recourse to the obligor in respect of a failure to repay such loans is limited solely to such ABCP or Restructured ABCP;

(h) Obligations of the Company under any Risk Management Agreement, provided that such agreement or arrangement is entered into by the Company in the ordinary course of business for risk management purposes and not for speculative purposes; provided that:

(i)
~~(g) Interest Swap Obligations of the Company covering Indebtedness of the Company; provided, however, that such~~any Interest Swap Obligations are entered into to protect the Company from fluctuations in interest rates on Indebtedness incurred in accordance with and as permitted by this Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates; and

(ii)
~~(h) Indebtedness of the Company under Currency Agreements; provided, however, that~~ in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(a) ~~Obligations in respect of performance and surety bonds and completion guarantees provided by the Company of the Company in the ordinary course of business;~~Obligations of the Company in respect of any Indebtedness incurred by the Company which, by its terms, has the repayment of principal specifically subordinated in right of payment upon liquidation or bankruptcy to the Obligations of the Company in respect of the Notes, and which has a scheduled maturity date that is not earlier than the day following the Maturity Date of the Notes; and

(b) Obligations of the Company under any guarantee by the Company of Indebtedness of any Subsidiary provided that the creditor under the guarantee has no recourse to any of the New Afton Project Assets;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“Project Change of Control” means an occurrence which shall be deemed to have occurred at such time as the Company ceases to beneficially own, directly or indirectly, more than a 50% interest in the Company’s New Afton Project;

“Purchase Date” the date on which payment for Notes purchased pursuant to Article 3 is made;

“Purchase Money Obligations” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for the Person, other than shares, bonds and other securities, or constructing, installing or improving any real property or fixtures of the Person, provided that the indebtedness is issued, incurred or assumed at the time of such acquisition, construction, installation or improvement and does not exceed 100% of such costs;

“Recognized Stock Exchange” means the TSX or any other stock exchange on which the Common Shares are then listed and posted for trading;

“Redemption Amount” has the meaning ascribed thereto in section 4.5;

“Redemption Date” means the date selected by the Company for redemption pursuant to Article ~~4~~4, Article 5 or section 7.21;

“Redemption Notice” has the meaning attributed to such term in section 4.5;

“Registrar” means, from time to time, the Person responsible for keeping a register of the Noteholders.

“Regular Interest Record Date” has the meaning attributed to such term in subsection 2.10(a);

“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

“Risk Management Agreement” means collectively, (i) all currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements or currency exchange or interest rate collar agreements between the Company and any other Person, (ii) all net forward sale, put/call options, spot deferred sale or other similar arrangements and agreements entered into relating to the sale or purchase of any commodity, and (iii) all other agreements or arrangements designed to protect the Company against fluctuations in currency exchange or interest rates or commodity prices;

“Secured Indebtedness” means the principal of, the premium (if any) and interest and other Obligations on Indebtedness of the Company (other than Note Indebtedness) which is subject to a Security Interest, presently in existence, which in accordance with Generally Accepted Accounting Principles would be classified on the Company’s balance sheet as liabilities, other than indebtedness represented by the Notes, unless it is provided by the terms of the instrument creating or evidencing such Secured Indebtedness that such indebtedness is not to be superior in right of payment to the Notes but ranks pari passu with, or subordinate in right of payment to, the Notes;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets  (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest)that secures the payment of Obligations;

“Securities Act” means the Securities Act (British Columbia);

“Stated Maturity Date” means June 28, 2017;

“Subsidiary” has the meaning given thereto in the Securities Act and “Subsidiaries” shall mean more than one Subsidiary;

“Successor” has the meaning attributed to such term in subsection 10.1;

“Technical Report” means the technical report prepared on behalf of the Company by Hatch Ltd., with respect to the Company’s New Afton gold-copper project near Kamloops, British Columbia, titled “New Afton Project, NI 43-101 Independent Technical Report” and dated April, 2007;

“Teck Assets” means the assets referred to in a letter of intent between the Company and Teck Cominco Ltd. including: (3) surface rights to more than 4,000 acres of land, encompassing all of the Teck owned land south of the Trans-Canada Highway (which covers the site for the proposed development of the New Afton Project into an underground mine); and (4) the right to purchase the 2% net smelter return royalty, to be held by Teck Cominco Ltd. over the New Afton Project, for $12,000,000;

“this Note Indenture”, “this Amended and Restated Note Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this amended and restated note indenture and not to any particular Article, section, subsection, paragraph, clause, subsection, subdivision or other portion hereof, and include any and every supplemental note indenture; and “supplemental note indenture” includes any and every instrument which amends this Note Indenture or is supplemental or ancillary hereto or in implementation hereof and the expressions “Article”, “section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Note Indenture;

“Total Interest” means, for any period, the aggregate amount of interest expense in respect of all Indebtedness, including all capitalized interest;

“Transfer” means any transfer, sale, assignment, lease as lessor, conveyance or other disposition but shall exclude any transfer, assignment, conveyance or other disposition made as security for an obligation (and, when used as a verb, “Transfer” has a comparable meaning).

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

“Written Request of the Company” and “Written Direction of the Company” mean, respectively, an order, a request or a direction signed in the name of the Company by any Director, or the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company, and may consist of one or more instruments so executed.

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.2	Meaning of “outstanding” for Certain Purposes

Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Note Trustee for cancellation, or a new Note shall be issued in substitution therefor under section 2.13 or 2.14, or moneys for the payment thereof shall be set aside under Article 9, provided that:

(a) where a new Note has been issued in substitution for a Note which has been mutilated, lost, stolen or destroyed, only the new Note shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b) Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c) for the purpose of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requests or other instruments or take other action under this Note Indenture, or to constitute a quorum at any meeting of Holders, Notes owned, directly or indirectly, legally or equitably by the Company or any Affiliate or Subsidiary of the Company shall be disregarded, except that:

(i)
for the purpose of determining whether the Note Trustee shall be protected in acting and relying on any such vote, consent, request or other instrument or other action, or on the Noteholders present or represented at any meeting of Noteholders constituting a quorum, only the Notes of which the Note Trustee has received actual written notice that they are so owned shall be so disregarded;

(ii)
Notes so owned which have been pledged in good faith other than to the Company or an Affiliate or Subsidiary of the Company shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Note Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Company or any Affiliate or Subsidiary of the Company; and

(iii)	Notes so owned shall not be disregarded if they are the only Notes outstanding.

1.3	Interpretation Not Affected by Headings

The division of this Note Indenture into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Note Indenture.

1.4	Statute References

Any reference in this Note Indenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.5	Currency

Any reference in this Note Indenture to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of Canada and any reference to any payments to be made by the Company shall be deemed to be a reference to payments made in lawful money of Canada.

1.6	Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the holder of any Note shall not be entitled to any further interest or other payment in respect of such delay.

1.7	Invalidity of Provisions

Each of the provisions contained in this Note Indenture or the Notes is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.8	Governing Law

This Note Indenture and the Notes shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.9	Paramountcy

In the event of any inconsistency between the provisions of any section of this Note Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Note Indenture shall prevail.

1.10           Number and Gender

In this Note Indenture, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.11	Time of Essence

Time shall be of the essence in all respects in this Note Indenture.

1.12	Amendment and Restatement

This Note Indenture amends and restates the Original Note Indenture in its entirety, constitutes the entire agreement between the parties hereto with respect to the subject matter herein, and cancels and supersedes any prior agreement, undertaking, declaration, commitment or representation, written or oral, in respect thereof.

ARTICLE 2
THE NOTES

2.1	Creation and Issuance of Notes

The Company hereby creates and authorizes for issuance 242,000 Notes.  The Notes shall be dated ~~the date hereof~~June 28, 2007 (including all replacement certificates issued in accordance with this Note Indenture) notwithstanding their date of issue and will become due and payable, together with all accrued interest and unpaid interest thereon, on June 28, 2017, the Stated Maturity Date.

2.2	Form and Terms of Notes

The Notes authorized for issue hereunder are limited to an aggregate principal amount of $242,000,000 and shall be designated as “10% Subordinated Notes due June 28, 2017”.  The Notes shall mature and become due and payable on June 28, 2017, in $1,000 principal denominations or integral multiples thereof and shall bear interest (subject to section 2.8) from June 28, 2007 at the rate of 10% per annum (after as well as before default or judgment, with interest on amounts in default at the same rate) payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year. The first such interest payment to be made on January 1, 2008 for the period from and including June 28, 2007 being $~~50.96~~51.2328967 per $1,000 principal amount.

Subject to section 9.2, the principal amount of the Notes and interest thereon due on maturity will be made payable in lawful money of Canada against surrender of such Notes by the respective Holders thereof at the principal offices of the Note Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario.

2.3	Form of Notes

The Notes shall be issued only as Fully Registered Notes in denominations of $1,000 and integral multiples thereof and in the form of Definitive Notes or Global Notes. The Notes and the certificate of the Note Trustee endorsed thereon shall be in the English language and, if approved by the Company, the French language. The form of Note and the Certificate of the Note Trustee shall be substantially in the form set out in Schedule “A” to this Note Indenture (as applicable) with such appropriate additions, deletions, substitutions and variations as the Note Trustee may approve and shall bear such distinguishing letters and numbers as the Note Trustee may approve, such approval of the Note Trustee to be conclusively evidenced by its certification of the Notes. In the event that any provision of the Notes in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

The Notes may be engraved, printed or lithographed, mimeographed or typewritten, or partly in one form and partly in another, as the Company may determine.

The amendments contained in this Note Indenture which:

(a) provide for the delivery of security to the Note Trustee;

(b) affect the subordinated nature of the Notes; or

(c) change the description of the Notes to senior secured notes,

shall not, despite any reference in the Notes to “subordinated”, require any replacement of Notes issued in the form of Schedule “A” hereto or prejudice or otherwise affect the validity of Notes issued in the form of Schedule “A” hereto, and all such Notes shall be subject to the provisions of this Note Indenture.

2.4	Global Notes

The Notes (other than Notes issued to or for the account or benefit of a person in the United States) may be represented by one or more Global Notes. Each Global Note authenticated in accordance with this Note Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and delivered to such Depository or a nominee thereof as custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Note Indenture. Beneficial interests in the Global Note will not be shown on the Register or the records maintained by the Depository but will be represented through book-entry accounts of BEO Participants on behalf of the beneficial owners of such Global Note. None of the Company, the Note Trustee and any other Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository or any BEO Participant on account of the beneficial interest in any Global Note. Except as provided in this section 2.4, owners of beneficial interests in any Global Note shall not be entitled to have Notes registered in their names and shall not receive or be entitled to receive Notes in definitive form.

Notwithstanding any other provision in this Note Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depository for such Global Note or a nominee thereof unless:

(a) the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Global Note and the Company is unable to locate a qualified successor;

(b)  the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as Holder of the Global Note and the Company is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(d) the Company determines that the Notes shall no longer be held as Global Notes through the Depository;

(e) the Depository determines to transfer the Global Notes in accordance with subsection 2.11(j)(i) to 2.11(j)(v); or

(f) such right is required by Applicable Law, as determined by the Company and the Company Counsel;

following which Notes in Fully Registered form shall be issued to the beneficial owners of such Notes or their nominees.

Subject to the provisions of this section 2.4, any exchange of a Global Note for Notes may be made in whole or in part in accordance with the provisions of section 2.13, mutatis mutandis. All such Notes issued in exchange for a Global Note or any portion thereof shall be registered in such names as the Depository for such Global Note shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to Global Notes) as the Global Note or portion thereof surrendered upon such exchange.

Every Note authenticated and delivered upon registration of transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, whether pursuant to this section 2.4 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Note or a nominee thereof.

2.5	Legends

(a)
The Notes have not been and will not be registered under the U.S. Securities Act or under any United States state securities laws. Each Note certificate originally issued in the United States, or to, or for the account or benefit of, a U.S. Person, and each Note certificate issued in exchange therefor or in substitution thereof shall bear the following legend or such variations thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ON THE CONDITION THAT THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF THE EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES

LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA”;

provided that, if the Notes are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a “Foreign Issuer” within the meaning of Regulation S at the time of such sale, the legend may be removed by providing a declaration to the Note Trustee substantially in the form as set forth in Annex I to Schedule “A” hereto (or as the Note Trustee or the Company may prescribe from time to time), provided, however, that the Company and/or the Note Trustee may impose additional reasonable requirements for the removal of legends from Notes that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

(b) Upon receipt of a duly executed and proper form of declaration as referred to in this section 2.5, the Company shall use its reasonable best efforts to cause such legend in subsection 2.5(a) to be removed within three Business Days of receipt of such declaration.

(c) Notwithstanding any other provisions of this Note Indenture, in processing and registering transfers of Notes, no duty or responsibility whatsoever shall rest upon the Note Trustee to determine the compliance by any transferor or transferee with the terms of the legend contained in subsection 2.5(a), or with the relevant securities laws or regulations, including, without limitation, Regulation S of the Securities Act, and the Note Trustee shall be entitled to assume that all transfers are legal and proper insofar as they relate to such aforementioned legend, laws and regulations.

2.6	Execution of Notes

The Notes shall be signed (either manually or by facsimile signature) by two persons, each of whom is either a Director, the President and Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company. A signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such signature (either manual or in facsimile) may appear on the Notes and notwithstanding that any individual whose signature (either manual or in facsimile) may appear on the Note was not, at the Closing Date, or is not, at the date of this Note Indenture or at the date of the Notes or at the date of the certifying and delivery thereof, a Director, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or Secretary, as the case may be, of the Company, such Notes shall be valid and binding upon the Company and the holders thereof shall be entitled to the benefits of this Note Indenture.

2.7	Certification

No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder thereof to the benefits of this Note Indenture, until it has been certified by manual signature by or on behalf of the Note Trustee substantially in the form of the Note set out in Schedule “A” hereto or in some other form approved by the Company and the Note Trustee, whose approval shall be conclusively evidenced by the certification thereof. Such certification on any Note shall be conclusive evidence that such Note is duly issued and is a valid and binding obligation of the Company and that the Holder is entitled to the benefits of this Note Indenture.

The certificate of the Note Trustee on any Note issued hereunder shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of such Note or its issuance (except the due certification thereof and any other warranties by law) or as to the performance by the Company of, and its obligations under, this Note Indenture and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof.

2.8	Interest

(a)Every Note, whether issued originally or in exchange for other previously issued Notes, shall bear interest from and including the latter of (5) the date of issue; and (6) the last Interest Payment Date with respect to which interest shall have been paid or made available for payment on the Notes, to, but not including, the subsequent Interest Payment Date.  For greater certainty, any Notes issued on exercise of the over-allotment option granted to the underwriters in connection with the issuance and sale of the Notes shall bear interest from June 28, 2007.

(b)Interest shall be computed on the basis of a year of 365 days or 366 days in a leap year, as the case may be for payments other than semi annual interest payments.

(c)Subject to accrual of any interest or unpaid interest from time to time, interest on each Note shall cease to accrue from the earliest of: (7) the Maturity Date; (8) ~~the Date of Permit Failure; (iii) the Date of the Change of Control; (iv) the Date of Project Change of Control; (v)~~ if redeemed in accordance with Article 4, Article 5 or section 7.21, the Redemption Date; or ~~(vi)~~(9) if purchased in accordance with Article 3, the date of payment, unless, in the case of (i) and (~~iv~~ii) above, upon due presentation and surrender thereof for payment on or after the date appropriate, such payment is improperly withheld or refused by or on behalf of the Company, in which case the provisions of Article 8 shall apply.

(d)Wherever in this Note Indenture or the Notes there is mention, in any context, of the payment of interest, such mention shall be deemed to include the payment of interest on amounts in default to the extent that in such context such interest is, was or would be payable pursuant to this Note Indenture or such Notes and express mention of interest on amounts in default in any of the provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

(e)If the date for payment of any amount of principal or interest in respect of a Note is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Note shall not be entitled to any further interest or other payment in respect of the delay.

2.9	Rank and Subordination

The Notes certified and issued under this Note Indenture rank: (10) pari passu with one another, in accordance with their tenor without discrimination, preference or priority and, except to the extent prescribed by law and except for the New Afton Security Interest, with all other present and future unsubordinated and unsecured Indebtedness of the Company; (11) except for the New Afton Security Interest, pari passu to Permitted Indebtedness; and ~~(iii)~~(iii) senior to the Debentures.

2.10           Payment of Interest and Principal in Respect of Notes

(a) Subject to early purchase or redemption pursuant to Article 3 and Article 4, respectively, as interest becomes due on the Notes, the Company, either directly or through the Note Trustee or any agent of the Note Trustee, shall send or forward by first class mail (postage prepaid), electronic transfer of funds or such other means as may be agreed to by the Note Trustee, payment of such interest to the order of the registered Holder of such Note appearing on the registers maintained by the Note Trustee at the close of business on the fifteenth Business Day prior to the applicable Interest Payment Date (the “Regular Interest Record Date”) and addressed to the Holder at the Holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque to the Holder, such cheque shall be forwarded at least three Business Days prior to each applicable Interest Payment Date and if payment is made by other means (such as electronic transfer of funds) such payment shall be made at least one Business Day prior to each applicable Interest Payment Date. The Company may make provision for the making of any such payment in such other manner as is acceptable to the Note Trustee. Subject to the provisions of this Note Indenture, the mailing of such cheque or the making of such payment in such other manner shall satisfy and discharge all liability for interest, as the case may be, on the Notes to the extent of the sum represented thereby unless such cheque shall not be honoured upon presentation.  For greater certainty, any interest payment required to be made on the Notes shall be subject to section 2.19.  In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company will issue or cause to be issued to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it or the Note Trustee shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Note in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Note Trustee with the same effect as though payment had been made in the manner provided above.

(b) If a Note or a portion thereof is called or presented to the Company for purchase or redemption and the Purchase Date or Redemption Date is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Note will be paid upon presentation and surrender of such Note up to but excluding the Purchase Date or the Redemption Date.

(c) On the Maturity Date, the Company either directly or through the Note Trustee or any agent of the Note Trustee, shall send or forward by first class mail (postage prepaid), electronic transfer of funds or such other means as may be agreed to by the Note Trustee, payment of all the principal and all accrued and unpaid interest on the then outstanding Notes, up to but excluding the Maturity Date.  Such payment shall be made to the order of the registered Holder of such Note appearing on the registers maintained by the Note Trustee at the close of business on the fifteenth Business Day prior to the Maturity Date (the “Maturity Record Date”) and addressed to the Holder at the Holder’s last address appearing on the register as of the Maturity Record Date, unless such holder otherwise directs.  If payment is made by cheque to the Holder such cheque shall be forwarded at least three Business Days prior to the Maturity Date and if payment is made by other means (such as electronic transfer of funds) such payment shall be made at least one Business Day prior to the Maturity Date. The Company may make provision for the making of any such payment in such other manner as is acceptable to the Note Trustee. Subject to the provisions of this Note Indenture, the mailing of such cheque or the making of such payment in such other manner shall satisfy and discharge all liability for principal, premium and interest, as the case may be, on the Notes to the extent of the sum represented thereby unless such cheque shall not be honoured upon presentation.  In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company will issue or cause to be issued to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it or the Note Trustee shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment on each Note in the manner provided above, the Company may make such payment available in any other manner acceptable to the Note Trustee with the same effect as though payment had been made in the manner provided above.

(d) If any payment of principal, premium or interest on the Maturity Date or the Interest Payment Date, as applicable, is to be made through the Note Trustee, that Company shall deposit cleared funds, equal to the full amount of any such payment in the manner directed by the Note Trustee at least 24 hours prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Note Indenture.  The Note Trustee shall disburse such interest payments only upon receiving the cleared funds, and under no circumstances shall the Note Trustee be obligated to disburse amounts of money in excess of what it has received from the Company.

(e) If any payment of principal, premium or interest made directly to any Holder by the Company, then the Company shall within 30 days of making such payment, provide the Note Trustee with an Officer’s Certificate setting forth the details of any such payment.

2.11	Registration and Transfer of Notes

(a) The Company shall, at all times while any Notes are outstanding, cause to be kept by and at the principal corporate trust office of the Note Trustee in the City of Vancouver, British Columbia a central register, and in the City of Toronto, Ontario and such other place or places, by the Note Trustee or by such other Registrar or Registrars, if any, as the Company with the approval of the Note Trustee may designate, branch registers in which shall be entered the names and latest known addresses of the Holders of Notes and the other particulars, as prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the Notes by the Note Trustee or other Registrar. No transfer of a registered Note shall be effective as against the Company unless made on one of the appropriate registers by the Noteholder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in form and execution satisfactory to the Note Trustee and upon due completion of the form of transfer attached to the Note certificate and compliance with such requirements as the Note Trustee or other Registrar may prescribe, acting reasonably, and unless such transfer shall have been duly noted on the Note by the Note Trustee or other Registrar. For the purposes of this section, the Note Trustee shall be the Registrar and transfer agent for the Notes until notified by the Company otherwise.

(b)Notwithstanding anything contained in this Note Indenture, or the certificate evidencing the Notes, the Note Trustee:

(i)
shall only register a transfer of a Note imprinted with the legends specified in section 2.5 if the Note Trustee has received, in addition to a properly completed and executed transfer form in the form included in such certificate, either (A) a properly completed and executed declaration in the form attached as Annex I to Schedule “A” hereto (or as otherwise prescribed by the Company), or (B) a written opinion of  or other evidence satisfactory to the Company, acting reasonably, to the effect that the transfer of such Note is in compliance with applicable United States federal and state securities laws and, in the case of subparagraph (B), the Company has provided a direction to the Note Trustee to proceed with such registration including, if deemed required by the Company, instructions to imprint the Note issued to such transferee with the legend specified in section 2.5; and

(ii)	shall not register any transfer of a Note if it has reasonable grounds to believe that such transfer is otherwise not in accordance with Applicable Law.

(c) Upon becoming a Noteholder in accordance with the provisions of this Note Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Note Indenture.  Upon registration of such transferee as the holder of the Note, the transferor shall cease to have any further rights under this Note Indenture with respect to such Note or Common Shares issuable in respect thereof.

(d) The registers referred to in this section shall at all reasonable times during business hours on a Business Day be open for inspection by the Company, the Note Trustee and any Noteholder.

(e) A Noteholder may at any time and from time to time have a Note transferred at any of the places at which a register is kept pursuant to the provisions of this section in accordance with such reasonable regulations as the Note Trustee may prescribe. A Noteholder may at any time and from time to time have the registration of a Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Note Indenture upon payment of a reasonable fee to be fixed by the Note Trustee.

(f) Neither the Company nor the Note Trustee nor any Registrar shall be required: (12) to transfer or exchange any Notes on any Interest Payment Date or during a period of 15 Business Days immediately preceding any such date, provided that such transfer restriction shall not affect the ability of Noteholders to trade the Notes on the TSX or the AMEX (if applicable); (13) to transfer or exchange any Notes on the date of any selection by the Note Trustee or the Company of any Notes to be purchased, pursuant to Article 3, or during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any notice of purchase; (14) to transfer or exchange any Notes on the date of any selection by the Note Trustee of any Notes to be redeemed, pursuant to Article 4, or during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any Redemption Notice; (15) to transfer or exchange any Notes on the date of any selection by the Note Trustee or the Company of any Notes to be redeemed, pursuant to Article 5, or during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any Notice of Offer to Redeem;

(g) None of the Note Trustee, any Registrar for any of the Notes or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(h) Except in the case of the central register required to be kept at the City of Vancouver, British Columbia, the Company shall have power at any time to close any branch register and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register in another place, notice of such change shall be given to the Noteholders registered in the register so closed and the particulars of such change shall be recorded in the central register required to be kept in the City of Vancouver, British Columbia.

(i) Every Registrar shall, when requested to do so in writing by the Company or the Note Trustee, furnish the Company or the Note Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes entered on the registers maintained by such Registrar and showing the principal amounts and serial numbers of the Notes held by each such Holder.

(j) A Holder may at any time and from time to time, subject to this section 2.11, have such Note transferred at the place at which the register is kept pursuant to the provisions of this section 2.11. No transfer of a Note shall be effective as against the Company unless:

(i)
such transfer is made by the Holder or the executor, administrator or other legal representative of, or any attorney for, the Holder, duly appointed by an instrument in form and execution satisfactory to the Registrar, upon surrender to the Registrar of the Note and a duly executed form of transfer;

(ii)	such transfer is made in compliance with all Applicable Laws;

(iii)	such transfer is made in compliance with requirements as the Registrar may prescribe;

(iv)	such transfer has been noted on the register by the Registrar; and

(v)	such transfer is made in compliance with subsection 2.11(k).

(k)
Notwithstanding any other provision of this Note Indenture, a Global Note registered in the name of the Depository or a nominee of the Depository may not be transferred by the Depository or such nominee except in the following circumstances:

(i)	such Global Note may be transferred by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(ii)
such Global Note may be transferred at any time after the Depository for such Global Note has notified the Company or the Company determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Note;

(iii)
such Global Note may be transferred at any time after the Company has determined, in its sole discretion, that the Notes represented by such Global Note shall no longer be held by the Depository as Global Notes; and

(iv)
such Global Note may be transferred at any time after the Note Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes issued in the form of such Global Note, provided that at the time of such transfer such Event of Default has not been waived in accordance with the provisions of this Note Indenture.

(l) The registered transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Registrar and upon compliance with all other conditions in that regard required by this Note Indenture or by law, to be entered on the register as the Holder free from all equities or rights of setoff or counterclaim between the Company and the transferor or any previous Holder, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

2.12	Ownership of Notes

(a) The Person in whose name a Fully Registered Note shall be registered shall be deemed to be the owner thereof for all purposes of this Note Indenture and payment of or on account of the principal of, and interest on, such Note shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Note Trustee, any Registrar of Notes, the Company and any Paying Agent for the amounts so paid.

(b) If a Note is registered in the name of more than one Person, the principal, and interest from time to time payable in respect thereof may be paid to the order of all such Persons and each such payment shall be a good and sufficient discharge to the Company, the Note Trustee, any other Registrar and any Paying Agent for the amount so paid.

(c) Notwithstanding any other provision of this Note Indenture, all payments in respect of Notes represented by a Global Certificate shall be made to the Depository or its nominee.

(d) The Holder for the time being of a Fully Registered Note shall be entitled to the principal and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof (except any equities of which the Company is required to take notice by law or by order of a court of competent jurisdiction) and all Persons may act accordingly and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Note Trustee or other Registrar of Notes and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous Holder thereof, save in respect of equities of which the Company is required to take notice by law or by order of a court of competent jurisdiction.

2.13	Exchange of Notes

(a) Subject to sections 2.3 and 2.11, Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount, at the expense of the exchanging Noteholder. Exchanges of Notes may be made at the principal offices of the Note Trustee in the City of Vancouver and the City of Toronto and at such other locations where registers for Notes are maintained. Any Notes tendered for exchange shall be surrendered to the Note Trustee and shall be cancelled. The Company shall execute, and the Note Trustee shall certify, all Notes necessary to carry out such exchanges.

(b) Except as otherwise provided herein, upon any exchange of Notes of any denomination for Notes of any other authorized denominations and upon any transfer of Notes, the Note Trustee or other Registrar of Notes may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and in addition a reasonable charge for its services for each Note exchanged or transferred, and payment of such charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.14	Replacement of Notes

Subject to section 2.11, if any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, and in the absence of notice that such Note has been acquired by a good faith purchaser within the meaning of the Business Corporations Act (British Columbia), the Company, in its discretion, may issue, and thereupon the Note Trustee shall certify and deliver, a replacement Note of like date and tenor as the one mutilated, lost, stolen or destroyed in exchange for and in place of and upon surrender and cancellation of such mutilated Note, or, in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form of the Note attached as Schedule “A” hereto and shall be entitled to the benefits of this Note Indenture and rank equally with all other Notes issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Company and to the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and a third party bond indemnity in amount and form satisfactory to the Company and the Note Trustee in their discretion. The applicant shall pay all expenses incidental to the issuance of any such new Note.

2.15	Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Note or any interest thereon shall be payable at the option of the Holder at any of the places at which the principal and interest in respect of such Note are payable.

2.16           Record of Payments

The Note Trustee shall maintain accounts and records evidencing each payment of principal of and interest on the Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

None of the Company, the Note Trustee, any other Registrar and any Paying Agent shall be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.17	Surrender for Cancellation

If the principal amount due upon any Note shall become payable before the stated maturity thereof, the Person presenting such Note for payment shall surrender the same for cancellation to the Note Trustee’s office in the City of Vancouver, British Columbia or the City of Toronto, Ontario and the Company shall pay or cause to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date).

2.18	Right to Receive Note Indenture

Each Noteholder is entitled to receive from the Company a copy of this Note Indenture on written request and upon payment of a reasonable copying charge.

2.19	Withholding Taxes

Any payments of interest made by the Company with respect to the Notes shall be made free and clear of and without deduction for or on account of any present or future tax, duty, levy, impost, assessment, or other governmental charge imposed or levied by or on behalf of a Canadian governmental authority, which the Company is required to withhold by law or by the interpretation or administration thereof.  If the Company is required by such laws or by the interpretation or administration thereof to withhold any amount from any payment with respect to any payments for interest on the Notes, the Company shall “gross-up” any such affected payment so that the Holder receives a net amount equal to the amount the Holder would have received had such withholding tax not been payable.  The Company will furnish to the affected Holders of the Notes, within 30 days after the date that the payment of any aforementioned amounts are due pursuant to Applicable Law, copies of receipts evidencing such payment by the Company.

ARTICLE 3
PURCHASE FOR CANCELLATION OF NOTES

3.1	Purchase of Notes for Cancellation

The Company may, at any time when it is not in default hereunder, purchase all or any of the Notes in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by invitation for tenders or by private contract, at any price, in compliance with any Applicable Securities Legislation and stock exchange rules. All Notes so purchased shall forthwith be delivered to the Note Trustee and shall be cancelled by it and, subject to the following paragraph of this section 3.1, no Notes shall be issued in substitution therefor.

If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Company is prepared to accept, the Notes to be purchased by the Company shall be selected by the Note Trustee by lot, or in such other manner (which may include on a pro rata basis, random selection by computer or any other method) as the Note Trustee may consider equitable and expedient, from the Notes tendered by each Noteholder who tendered at such lowest price. For this purpose the Note Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered and the Note Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

3.2	Cancellation of Notes

Subject to the provisions of this Article 3 as to Notes purchased in part, all Notes purchased under this Article 3 shall forthwith be delivered to the Note Trustee and shall be cancelled by it and no Notes shall be issued in substitution therefor.

ARTICLE 4
OPTIONAL REDEMPTION OF NOTES

4.1	Optional Redemption of Notes

(a) The Notes are redeemable at any time.  The Company shall have the right at its option to redeem the Notes, in whole at any time or in part from time to time, on or after June 28, 2007 and up to but excluding the Maturity Date, on not more than 60 days’ and not less than 30 days’ prior notice to the Holders at a redemption price, payable in cash, which is equal to the principal amount of the Notes to be redeemed, multiplied by the percentage in effect on Redemption Date (as stated below in subsection 4.1(b)), plus accrued and unpaid interest up to but excluding the Redemption Date.

(b) The percentage to be applied, from time to time, to the principal amount of the Notes to be redeemed pursuant to subsection 4.1(a) is as follows:

Time Period	Percentage
June 28, 2007 through June 27, 2008	120%
June 28, 2008 through June 27, 2009	117%
June 28, 2009 through June 27, 2010	114%
June 28, 2010 through June 27, 2011	110%
June 28, 2011 through June 27, 2012	105%
June 28, 2012 through June 27, 2013	104%
June 28, 2013 through June 27, 2014	103%
June 28, 2014 through June 27, 2015	102%
June 28, 2015 through June 27, 2016	101%
June 28, 2016 through June 27, 2017	100%

(c) Concurrently with providing the Redemption Notice (as hereinafter defined), the Company shall provide the Note Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 4.1 (including the eligibility and interest calculations, if necessary) which the Note Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

4.2	Partial Redemption of Notes

If less than all the outstanding Notes are to be redeemed pursuant to section 4.1, the Company shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Note Trustee by a Written Direction of the Company, of its intention to redeem such Notes and of the aggregate principal amount of Notes to be redeemed. At any time prior to the date upon which the Redemption Notice is to be given, the Company may revoke such intention by notifying the Note Trustee by a Written Direction of the Company, that the Company no longer intends to make a partial redemption of the Notes.

The Notes to be so redeemed shall:

(a) in the case of Global Notes, be redeemed on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes outstanding; or

(b) in the case of Notes which are not Global Notes, be selected by the Note Trustee (16) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of each Holder, (17) by lot in such manner as the Note Trustee may deem equitable, or (18) in such other manner as the Note Trustee may deem equitable.

Notes in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Notes in this Article 4 shall be deemed to include any such part of the principal amount of Notes which shall have been so selected and called for redemption. The Holder of any Note called for redemption in part only, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unredeemed part of the Note so surrendered, and the Company shall execute and the Note Trustee shall certify and deliver, at the expense of the Company, such new Note upon receipt of the Note so surrendered.

4.3	Optional Redemption of Notes on Change of Control

(a) Upon the occurrence of a Change of Control where less than 10% of the aggregate consideration is or can be received wholly or partially in cash, the Company shall have the right, at its option, to redeem all Notes then outstanding (the “Optional COC Redemption”), in whole, but not in part, at a redemption price, in cash, which is equal to the principal amount of the Notes to be redeemed, multiplied by the percentage in effect on Redemption Date (as stated below in subsection 4.3(b)), plus accrued and unpaid interest up to but excluding the Redemption Date.

(b) The percentage to be applied, from time to time, to the principal amount of the Notes to be redeemed pursuant to subsection 4.3(a)is as follows:

Time Period	Percentage
June 28, 2007 through June 27, 2008	110%
June 28, 2008 through June 27, 2009	108%
June 28, 2009 through June 27, 2010	105%
June 28, 2010 through June 27, 2011	105%
June 28, 2011 through June 27, 2012	105%
June 28, 2012 through June 27, 2013	104%
June 28, 2013 through June 27, 2014	103%
June 28, 2014 through June 27, 2015	102%
June 28, 2015 through June 27, 2016	101%
June 28, 2016 through June 27, 2017	100%

4.4	Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the register is maintained pursuant to section 2.11 or any other places specified in the Redemption Notice.

4.5	Notice of Redemption

Notice of redemption of the Notes pursuant to sections ~~4.1~~4.1, 4.2 or ~~4.2~~4.3 (the “Redemption Notice”) shall be given by the Company to the Note Trustee and Holders not less than 30 days prior to the date fixed by the Company for redemption (a “Redemption Date”) in the manner provided in sections 12.2 and 12.3.  Every such notice shall specify the aggregate principal amount of Notes called for redemption, the redemption amount relating thereto determined in accordance with the terms of this Note Indenture (the “Redemption Amount”), the Redemption Date, the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

4.6	Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 4.5, the Redemption Amount shall become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in the Redemption Notice on or after the Redemption Date.

4.7	Deposit of Redemption Monies

Upon the Notes being called for redemption as provided for in section 4.5, the Company shall deposit with the Note Trustee or any Paying Agent to the order of the Note Trustee or for the account of the Note Trustee, on or prior to the Redemption Date specified in the Redemption Notice, cleared funds, equal to such sums as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed at least 24 hours prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Note Indenture.  From the sums so deposited, the Note Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof.

4.8           Cancellation of Notes

On the Redemption Date, provided that the Company has deposited the Redemption Amount in accordance with section 4.7, each Note (or the portions thereof) in respect of which the Company's redemption right has been exercised shall be deemed to be transferred by the Holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company for cancellation and the Company shall be deemed to have cancelled such Note upon deemed delivery and the name of such holder will be removed from the register of Noteholders and such Note shall be forthwith cancelled by the Note Trustee and may not be reissued or resold and, subject to section 4.2, no Notes shall be issued in substitution therefor.

ARTICLE 5
MANDATORY OFFERS TO REDEEM

5.1	~~Offer to Redeem on Failure to Obtain Required Permits~~Intentionally deleted

~~If the Company has not yet obtained all necessary permits required for the exploration, construction, development and conduct of mining operations at the New Afton Project on or before the date that is 12 months following the date hereof (a “Permit Failure”), the Company must offer (which offer each Holder may accept or reject), to redeem all Notes then outstanding (the "Permit Failure Offer to Redeem"), in whole, but not in part, at a redemption price, in cash, which is equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the Redemption Date specified in the Notice of Offer to Redeem.~~

5.2	Offer to Redeem on Change of Control

(a) Upon the occurrence of a Change of Control where 10% or more of the aggregate consideration is or can be received wholly or partially in cash, the Company must offer (which offer each Holder may accept or reject) to redeem all Notes then outstanding (the “Cash COC Offer to Redeem”), in whole, but not in part, at a redemption price, in cash, which is equal to the principal amount of the Notes to be redeemed, multiplied by the percentage in effect on the Redemption Date (as stated below in subsection 5.2(b)), plus accrued and unpaid interest up to but excluding the Redemption Date.

(b )The percentage to be applied, from time to time, to the principal amount of the Notes to be redeemed pursuant to subsection 5.2(a) is as follows:

Time Period	Percentage
June 28, 2007 through June 27, 2008	120%
June 28, 2008 through June 27, 2009	117%
June 28, 2009 through June 27, 2010	114%
June 28, 2010 through June 27, 2011	110%
June 28, 2011 through June 27, 2012	105%
June 28, 2012 through June 27, 2013	104%
June 28, 2013 through June 27, 2014	103%
June 28, 2014 through June 27, 2015	102%
June 28, 2015 through June 27, 2016	101%
June 28, 2016 through June 27, 2017	100%

(c) Upon the occurrence of a Change of Control where (19) less than 10% of the aggregate consideration is or can be received wholly or partially in cash; and (20) the Company does not elect to make an Optional COC Redemption pursuant to section 4.3, the Company must offer (which offer each Holder may accept or reject) to redeem all Notes then outstanding (the “Non-Cash COC Offer to Redeem”), in whole, but not in part, at a redemption price, in cash, which is equal to the principal amount of the Notes to be redeemed, multiplied by the percentage in effect on the Redemption Date (as stated below in subsection 5.2(d)), plus accrued and unpaid interest up to but excluding the Redemption Date.

(d) The percentage to be applied, from time to time, to the principal amount of the Notes to be redeemed pursuant to subsection 5.2(c) is as follows:

Time Period	Percentage
June 28, 2007 through June 27, 2008	103%
June 28, 2008 through June 27, 2009	103%
June 28, 2009 through June 27, 2010	103%
June 28, 2010 through June 27, 2011	102%
June 28, 2011 through June 27, 2012	101%
June 28, 2012 through June 27, 2013	101%
June 28, 2013 through June 27, 2014	101%
June 28, 2014 through June 27, 2015	101%
June 28, 2015 through June 27, 2016	101%
June 28, 2016 through June 27, 2017	101%

(e) Upon the occurrence of a Project Change of Control the Company must offer (which offer each Holder may accept or reject) to redeem all Notes then outstanding (the “Project COC Offer to Redeem”), in whole, but not in part, at a redemption price, in cash, which is equal to the principal amount of the Notes to be redeemed, multiplied by the percentage in effect on Redemption Date (as stated below in subsection 5.2(f)), plus accrued and unpaid interest up to but excluding the Redemption Date.

(f) The percentage to be applied, from time to time, to the principal amount of the Notes to be redeemed pursuant to subsection 5.2(e) is as follows:

Time Period	Percentage
June 28, 2007 through June 27, 2008	120%
June 28, 2008 through June 27, 2009	117%
June 28, 2009 through June 27, 2010	114%
June 28, 2010 through June 27, 2011	110%
June 28, 2011 through June 27, 2012	105%
June 28, 2012 through June 27, 2013	104%
June 28, 2013 through June 27, 2014	103%
June 28, 2014 through June 27, 2015	102%
June 28, 2015 through June 27, 2016	101%
June 28, 2016 through June 27, 2017	100%

5.3	Term of Offer to Redeem

A ~~Permit Failure Offer to Redeem,~~ Cash COC Offer to Redeem, a Non-Cash COC Offer to Redeem ~~or~~, a Project COC Offer to Redeem or an Excess Cash Flow Offer to Redeem (referred to generically in this Note Indenture as an “Offer to Redeem”) shall be open for 30 days and the payment of the Redemption Amount shall be made ~~no later that the 30th day following~~on the Redemption Date.

5.4	Notice of Offer to Redeem

Notice of an Offer to Redeem shall be given by the Company to the Note Trustee and the Holders of outstanding Notes no later than 10 Business Days following a ~~Permit Failure,~~ Change of Control or Project Change of Control, as applicable, in the manner provided in sections 12.2 and 12.3, which notice (the “Notice of Offer to Redeem”) shall specify: (21) the date of the ~~Permit Failure,~~ Change of Control or Project Change of Control, as applicable; (22) in brief, the events causing such ~~Permit Failure,~~ Change of Control or Project Change of Control, as applicable; (23) the Redemption Amount and the Redemption Date; (24) that any Note not redeemed will continue to accrue interest pursuant to its terms; (25) that, unless the Company defaults on the payment of the Redemption Amount, any Note accepted for payment pursuant to the Offer to Redeem shall cease to accrue interest on and after the Redemption Date; (26) that Holders electing to have a Note redeemed pursuant to the Offer to Redeem will be required to surrender the Note to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Redemption Date; (27) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Redemption Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for redemption and a statement that such Holder is withdrawing this election to have such Notes redeemed; and (28) that interest on Notes tendered and not withdrawn shall cease to accrue ~~from~~on and after the Redemption Date ~~of Permit Failure, Date of the Change of Control or Date of Project Change of Control, as applicable~~.

5.5	Manner of Redemption

On the Redemption Date, the Company shall (1) accept for redemption Notes tendered pursuant to the Offer to Redeem; (2) deposit with the Paying Agent or Note Trustee cleared funds in an amount sufficient to pay the Redemption Amount of all Notes so redeemed (provided that such payment is deposited in at least 2 days prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Note Indenture); and (3) deliver, or cause to be delivered, to the Note Trustee all Notes thereof so accepted together with an Officers’ Certificate specifying the Notes accepted for payment by the Company.

5.6	Payment to Holders

The Paying Agent shall as soon as practicable mail to the Holders of Notes who have so accepted, payment in an amount equal to the Redemption Amount.

5.7           Compliance with Applicable Securities Laws

The Company will comply with all Applicable Securities Laws in the event that the Company is required to offer to redeem the Notes and subsequently redeem any Notes pursuant to an Offer to Redeem in connection with a Change of Control or Project Change of Control.

ARTICLE 6
~~SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS~~
INTENTIONALLY DELETED

~~6.1~~	~~Agreement to Subordinate~~

~~Subject to section 2.9, the Company covenants and agrees, and each Noteholder, by his acceptance thereof, likewise agrees, that the payment of the principal of, the premium, if any, and of any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Secured Indebtedness, notwithstanding that no express written subordination agreement may have been entered into between the holders of the Secured Indebtedness and the Note Trustee or the Noteholders.~~

~~6.2~~	~~Distribution on Insolvency or Winding–up~~

~~In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding- up of the Company, whether or not involving solvency or bankruptcy:~~

~~(a) the holders of all Secured Indebtedness will first be entitled to receive payment in full of the principal thereof, premium (or any other amount payable under such Secured Indebtedness), if any, and interest due thereon, before the Noteholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Notes;~~

~~(b) any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 6 with respect to the Notes, to the payment of the Secured Indebtedness, provided that (i) all obligations with respect to the Secured Indebtedness are assumed by the new corporation, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of the Secured Indebtedness are not altered adversely by such reorganization or readjustment) to which the Noteholders or the Note Trustee would be entitled, except for the provisions of this Article 6, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of the Secured Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of the Secured Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Secured Indebtedness held or represented by each, to the extent necessary to make payment in full~~

~~of the Secured Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of the Secured Indebtedness; and~~

~~(c) subject to section 6.3, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this subsection 6.2(c) with respect to the Notes, to the payment of the Secured Indebtedness, provided that (i) all obligations with respect to the Secured Indebtedness are assumed by the new corporation, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of the Secured Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Note Trustee or the Noteholders before the Secured Indebtedness are paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of the Secured Indebtedness or their representative or representatives or to the Note Trustee or trustees under any indenture under which any instruments evidencing any of the Secured Indebtedness may have been issued, rateably as aforesaid, for application to the payment of the Secured Indebtedness remaining unpaid until the Secured Indebtedness have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of the Secured Indebtedness.~~

~~6.3~~	~~Knowledge of Trustee~~

~~Notwithstanding the provisions of this Article 6, the Note Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Note Trustee, or the taking of any other action by the Note Trustee, unless and until the Note Trustee has received written notice thereof from the Company, any Noteholder or any holder or representative of any of the Secured Indebtedness.~~

~~6.4~~	~~Trustee May Hold the Secured Indebtedness~~

~~The Note Trustee is entitled to all the rights set forth in this Article 6 with respect to the Secured Indebtedness at the time held by it, to the same extent as any other holder of the Secured Indebtedness, and nothing in this Note Indenture deprives the Note Trustee of any of its rights as such holder.~~

ARTICLE 7
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

7.1	General Representations Warranties and Covenants

The Company represents, warrants and covenants with the Note Trustee for the benefit of the Note Trustee and the Noteholders as follows:

(a) there is currently no Secured Indebtedness and as at the Closing Date there was no Secured Indebtedness;

(b) the Company will duly and punctually pay or cause to be paid to every Noteholder the principal of and interest accrued on such Noteholder’s Notes (including, in the case of default interest on the amount in default) on the dates, at the places, in the currency and in the manner mentioned herein and in the Notes;

(c) except as herein otherwise expressly provided, so long as any of the Notes are outstanding, the Company will at all times maintain its corporate existence, will carry on and conduct its business in a reasonably proper and efficient manner, provided , however, that subject to Article 10, nothing herein contained shall prevent a Change of Control, Project Change of Control or the merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise, whereby all or substantially all of the Company's undertaking, property and assets would become the property of any other Person;

(d) the Company will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with generally accepted accounting practices, and at all reasonable times it will furnish or cause to be furnished to the Note Trustee or its duly authorized agent or attorney such information relating to its operations as the Note Trustee may reasonably require and such books of account shall at all reasonable times be open for inspection by the Note Trustee or such agent or attorney;

(e) the Company will duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Note Indenture; and

(f) the Company shall promptly notify the Note Trustee in writing upon becoming aware of an Event of Default.

7.2	To Maintain Office or Agency

The Company shall maintain or cause its Registrar and transfer agent to maintain an office at each place where Notes may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Company in respect of such Notes and this Note Indenture may be served. The Company will give prompt written notice to the Note Trustee of the location, and any change in the location, of any such office.  If at any time the Company shall fail to maintain such required office or shall fail to furnish to the Note Trustee the address of any such office, such presentations, surrenders, notices and demands may be made or served at the principal corporate trust offices of the Note Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario.

The Company may from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations.  The Company will give prompt written notice to the Note Trustee of any such designation and any change in the location of any such other office.

7.3	Restrictive Covenants of the Company

(a)The Company covenants that it will not:

(i)
~~directly or indirectly,~~ create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of any Indebtedness ~~(other than the Notes and the Debentures existing on the Closing Date); provided that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence~~

~~of any such Indebtedness, the Company may incur~~except for the Notes, the Debentures and Permitted Indebtedness; or

(ii)
directly or indirectly create, incur, assume or suffer to exist any Security Interest of any kind securing any Indebtedness on any ~~asset now owned or hereafter acquired~~New Afton Project Asset, except for~~: (A)~~ Permitted Encumbrances~~; or (B) Security Interests on any Indebtedness unless the Company concurrently secures the Notes equally and rateably with any such Security Interest;~~.

(b) The Company will not, directly or indirectly, make the following restricted payments:  (~~a~~i) declare or pay any dividend or make any distribution or payment of any kind (other than dividends or distributions payable in Common Shares or in options, warrants or other rights to purchase Common Shares) on or in respect of any shares in the capital of the Company; (~~b~~ii) purchase, redeem or otherwise acquire for cash ~~or retire for value~~ any shares in the capital of the Company or any warrants, rights or options to purchase or acquire shares in the capital of the Company (~~excluding~~except for the Debentures on which, for greater certainty, distributions may be made and which may purchased, redeemed or otherwise acquired in accordance with the terms of the Debenture Indenture but subject to section 7.3(c) below); or (~~c~~iii) make any principal payment on, purchase, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment, scheduled sinking fund or scheduled and mandatory offer to redeem, payment, any Indebtedness of the Company that is not Indebtedness represented by the Notes or the Debentures (subject to section 7.3(c) below), or Permitted Indebtedness or, any Indebtedness which in accordance with its terms, is subordinate or junior in right of payment to the Notes~~; if at the time of such restricted payment, the Company has (a) a leverage ratio (Indebtedness/EBITDA calculated over the most recent four financial quarters of the Company) greater than 3.0x and (b) an interest coverage ratio (EBITDA/Total Interest calculated over the most recent four financial quarters of the Company) of less than 2.5x.;~~.

(c) If the Company exercises its option to redeem any Debentures pursuant to section 5.1 of the Debenture Indenture and if, at such time, any Notes are outstanding, the Company agrees that it will not (except at maturity of the Debentures) repay the redemption amount for such Debentures in cash, but only in common shares in accordance with section 5.7 of the Debenture Indenture.

7.4	Not to Extend Time for Payment of Interest or Principal

The Company covenants that, in order to prevent any accumulation after maturity of unpaid interest or of unpaid Notes, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Notes or of any principal payable in respect of any Notes and that it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on the Notes or any principal thereof or in any other manner and that the Company will deliver to the Note Trustee all Notes when paid as evidence of such payment.

If the time for the payment of any interest or principal shall be so extended, whether or not such extension is by or with the consent of the Company, notwithstanding anything herein or in the Notes contained, such interest or principal shall not be entitled, in case of default hereunder, to the benefit of this Note Indenture except subject to the prior payment in full of the principal, of all the Notes then outstanding and of all matured interest on such Notes the payment of which has not been so extended.

7.5           To Provide Certificate of Compliance

The Company covenants that, on or before June 28, 2008 and at any other time if requested by the Note Trustee, the Company will furnish to the Note Trustee a Certificate of the Company stating that the Company has complied with all covenants, conditions and other requirements contained in this Note Indenture, non-compliance with which would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance and the action, if any, the Company proposes to take with respect thereto.

7.6	Continued Listing

The Company shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the TSX and to maintain its status as a “reporting issuer”, or the equivalent thereof, not in default of the requirements of the Applicable Securities Legislation of each of the provinces of Canada and shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Notes on the TSX.

7.7	To Pay Note Trustee’s Remuneration and Expenses

The Company covenants that it will pay to the Note Trustee reasonable remuneration for its services as trustee hereunder and will pay or reimburse all costs, charges and expenses properly incurred by the Note Trustee in connection with the trusts hereof (including the reasonable compensation and the disbursement of the Note Trustee’s Counsel and all other advisors and assistants not regularly in its employ who have been retained by Note Trustee), on demand by the Note Trustee both before and after default hereunder and thereafter until all duties of the Note Trustee hereunder have been finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence, fraud or wilful misconduct of the Note Trustee.

Any amount due under this section 7.7 and unpaid 30 days after demand for such payment shall bear interest from the expiration of such 30 day period at a rate per annum equal to the then current rate charged by the Note Trustee from time to time, acting reasonably.  After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Note Trustee or its Successor in trusts hereunder in priority to any payment of the principal of and interest on the Notes. This provision will survive the termination or discharge of this Note Indenture and the resignation or replacement of the Note Trustee.

7.8	To Obtain Consent of Note Trustee

The Company will not appoint a Paying Agent without the prior consent of the Note Trustee to the appointment of such Paying Agent.

7.9	To Provide Financial Statements

The Company will furnish to the Note Trustee sufficient copies of all financial statements of the Company which are furnished to the holders of Common Shares for the Note Trustee to hold and make available to Noteholders (at the Company's expense and in any manner which the Note Trustee deems advisable, acting reasonably); however, the Note Trustee shall have no obligation to review, analyze or otherwise interpret such financial statements.

7.10           To Pay Additional Amounts

The Company will from time to time promptly pay or make provisions satisfactory to the Note Trustee for the payment of any additional amounts, including taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance of the Notes or any Common Shares pursuant to this Note Indenture.

7.11	Further Assurances

The Company shall, from time to time, as may be reasonably required by the Note Trustee, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Note Indenture.

7.12	Note Trustee May Perform Covenants

If the Company shall fail to perform any of its covenants contained herein, the Note Trustee may, upon becoming aware of such failure, in its discretion, but subject to section 8.2 need not, notify the Noteholders of such failure or may itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so required to be paid in connection with the Note Trustee’s performance of any covenant will be paid by the Company and all sums so paid shall be payable by the Company in accordance with the provisions of section 7.7.  No such performance by the Note Trustee of any covenant contained herein or payment or expenditure by the Company of any sums advanced or borrowed by the Note Trustee pursuant to the foregoing provisions shall be deemed to relieve the Company from any default hereunder or its continuing obligations hereunder.

7.13	Request for Note Indenture

The Company shall, within 3 Business Days of a written request by the Note Trustee, furnish to the Note Trustee, or to such other Person as the Note Trustee may direct, a true copy of this Note Indenture.

7.14	Covenant to Notify Note Trustee of Change of Name

The Company shall not change its name without giving at least 10 days’ prior notice to the Note Trustee of the new name and the date upon which such change of name is to take effect and, within 5 Business Days of the change of name the Company shall provide the Note Trustee with:

(a)a notarial or certified copy of the amendment to the Declaration of Trust effecting the change of name; and

(b)an opinion from legal counsel satisfactory to the Note Trustee as to the correct name of the Company and confirming that all appropriate registrations, filings or recordings have been made to ensure the continued validity and enforceability of this Note Indenture and the Notes.

7.15	Covenant to Seek Noteholder Approval

At any time when the Company is in arrears of payment of any principal or interest on the Notes, the Company shall not, without the prior approval of the Noteholders given by Extraordinary Resolution, declare any dividends (other than stock dividends of Common Shares) on any shares of the Company or redeem, purchase or otherwise retire or make any capital distributions on or with respect to any shares of the Company.

7.16           Permits

The Company shall at all times carry on and conduct its business in accordance with good business practice and diligently work towards obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties, including all permits required for the exploration, construction and development of, and the conduct of mining operations at the New Afton Project.

7.17	Limitation on Conduct of Business

The Company shall not engage in the conduct of any business other than the business of mining and businesses reasonably related thereto.  For greater certainty, the foregoing shall not limit the Company’s ability to acquire additional assets to carry on any such business.

7.18	Sale of Assets

The Company shall not, directly or indirectly, Transfer any New Afton Project Asset or enter into any agreement to do so, except for:

(a) any such Transfer made in the ordinary course of business for fair market value consideration; or

(b) Transfers of production subject to any Risk Management Agreement or offtake agreement at the price specified therefor in such agreement.

The Note Trustee shall, from time to time at the Company’s request, without any further authorization by Noteholders, provide partial discharges of all security held by the Note Trustee to discharge from such security each New Afton Project Asset upon the transfer thereof as permitted by this section 7.18.

7.19	Security to be granted by the Company to the Note Trustee for the Noteholders

The Company shall deliver to the Note Trustee, as security for payment of all Note Indebtedness, charges of and security interests in the New Afton Project Assets (to the extent the New Afton Project Assets may be so charged or subjected to security interests).  Such security shall constitute a first charge of all charged assets subject only to Permitted Encumbrances, provided that the security in favour of the Note Trustee charging the Company’s existing and after-acquired inventory and accounts shall rank equally, as to priority, with the Security Interest therein, if any, created to secure Obligations of the Company in respect of operating credit facilities and credit card credit lines that constitute Permitted Indebtedness pursuant to paragraph (f) of the definition of Permitted Indebtedness.  The Note Trustee shall, from time to time, at the Company’s request, without any further authorization by Noteholders, provide agreements to evidence such equal priority.

7.20	Restrictions on Payments by the Company to its Subsidiaries

The Company will calculate the New Afton Cash Flow for a preceding financial quarter of the Company before using any New Afton Cash Flow for such preceding financial quarter to make an investment in, advance to or payment to any of the Company’s Subsidiaries.  The Company shall not make investments in, advances to or payments to any of the Company’s Subsidiaries, out of the New Afton Cash Flow for such preceding financial quarter, in an aggregate amount that exceeds fifty per cent (50%) of the New Afton Cash Flow for such preceding financial quarter.

7.21           New Afton Excess Cash Flow Offer to Redeem Notes

On or before the last day of the first financial quarter of each fiscal year of the Company, commencing with the fiscal year ending December 31, 2008, the Company will furnish a certificate to the Note Trustee setting out the calculation of New Afton Excess Cash Flow for the previous fiscal year.  If the aggregate amount of New Afton Excess Cash Flow exceeds $10 million (an “Excess Cash Flow Event”), the Company will, within 30 days after the date of certification, make an offer to all the Holders to redeem the Notes on a pro rata basis (an “Excess Cash Flow Offer to Redeem”) on the following conditions:

(a) The Excess Cash Flow Offer to Redeem shall be for an aggregate maximum amount equal to the amount of New Afton Excess Cash Flow as at the end of the previous fiscal year.

(b) Each Note to be redeemed shall be selected on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of each Holder.  Notes in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof).  The Holder of any Note called for redemption in part only, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unredeemed part of the Note so surrendered, and the Company shall execute and the Note Trustee shall certify and deliver, at the expense of the Company, such new Note upon receipt of the Note so surrendered.

(c) The redemption price for each Note to be redeemed, shall be an amount equal to 100% of the principal amount of the Note or part thereof that has been called for redemption, as applicable, plus accrued and unpaid interest, if any, up to but excluding the Redemption Date.

(d) Any Excess Cash Flow Offer to Redeem shall be conducted in the manner contemplated by sections 5.3, 5.4, 5.5(ii), 5.6 and 5.7, to the extent that such provisions do not conflict with this section 7.21.

(e) Each Holder may accept or reject the Excess Cash Flow Offer to Redeem as it applies to its pro rata share (the “Excess Cash Flow Pro Rata Share”).  If a Holder accepts the Excess Cash Flow Offer to Redeem, it may also indicate whether it wishes to redeem additional Notes (in excess of its Excess Cash Flow Pro Rata Share) pursuant to subsection (f) below.  A Holder’s election to redeem together with the Note for redemption must be surrendered to the Paying Agent not later than the close of business on the third Business Day immediately preceding the Redemption Date.

(f) If any Holder rejects the Excess Cash Flow Offer to Redeem, the amount of New Afton Excess Cash Flow representing its Excess Cash Flow Pro Rata Share may at the Company’s option be re-allocated pro rata among the Holders who have indicated that they wish to have additional Notes redeemed.

(g) If all Holders reject the Excess Cash Flow Offer to Redeem or if the Company has redeemed the applicable Notes as required by this section 7.21, the Company shall be thereafter released and discharged of all its obligations with respect to such Excess Cash Flow Offer to Redeem and the balance of such New Afton Excess Cash Flow shall immediately be reduced to zero and, for greater certainty, such amount may be used by the Company for general corporate purposes.

  7.22   Consideration for Amendment and Restatement

In consideration of Noteholders’ consent to the amendments to the Original Note Indenture effected by this Note Indenture, the Company shall issue the New Warrants to the Noteholders of record as at the date of this Note Indenture after the completion of the acquisition by the Company of all the shares of Metallica Resources Inc. and Peak Gold Ltd.  The New Warrants shall, provided the listing criteria are satisfied, be listed on the Toronto Stock Exchange and shall be created and issued under an indenture, the terms of which are substantially similar to the warrant indenture dated June 28, 2007 issued by the Company or under an indenture supplemental to such indenture dated June 28, 2007.

ARTICLE 8
DEFAULT AND ENFORCEMENT

8.1	Events of Default

The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder and in respect of the Notes:

(a) if the Company makes default in payment of the principal or premium payable on any Note when the same becomes due under any provision hereof or of such Note (including, without limitation, any default in payment of any amounts payable upon the occurrence of a Change of Control or Project Change of Control); or

(b) if the Company makes default in payment of any interest due on any Note and if such default continues for a period of 10 Business Days after notice in writing has been given to the Company by the Note Trustee specifying such default and requiring the Company to rectify the same; or

(c) if the Company fails to make an Offer to Redeem the outstanding Notes as required by sections 5.2(a), 5.2(c) or 5.2(e); or

(d) ~~if the Company fails to make a Mandatory Offer to Redeem the Notes as required by section 5.1; or~~intentionally deleted

(e) if the Company makes default in observing or performing any other covenant or condition of this Note Indenture on its part to be observed or performed and, with respect to such covenants or conditions which are capable of rectification, if such default continues for a period of 30 days after notice in writing has been given to the Company by the Note Trustee or the holders of at least 25% of the aggregate principal amount of the Notes then outstanding specifying such default and requiring the Company to rectify the same, unless the Note Trustee or such Holders of Notes, as the case may be, (having regard to the subject matter of the default) shall have agreed to a longer period and, in such event, for the period agreed to by the Note Trustee or such Holders of Notes, as the case may be; or

(f) the institution by the Company of proceedings to be adjudicated a bankrupt or insolvent or the consent by it to the institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(g) the entry of a decree or order by a court having jurisdiction adjudging the Company a bankrupt or insolvent or approving as properly filed a petition seeking reorganization, arrangement or adjustment of or in respect of the Company under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(h) proceedings are commenced for the winding-up, liquidation or dissolution of the Company (except as otherwise permitted under this Note Indenture), unless the Company in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 60 days of commencement; or

(i) a resolution is passed for the winding-up or liquidation of the Company (except as otherwise permitted under this Note Indenture); ~~or~~

(j) this Note Indenture shall for any reason, or is claimed by the Company to, cease in whole or in any material part to be a legal, valid, binding and enforceable obligation of the Company~~.~~; or

(k) the Company fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness which is outstanding in an aggregate principal amount exceeding $3,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or any other default or event of default occurs and continues (after the applicable grace period, if any) pursuant to any agreement or instrument relating to such Indebtedness if, as result of such failure, default, or event of default, payment of all such Indebtedness has been accelerated and all such Indebtedness is then due and payable prior to its stated maturity.

8.2	Notice of Events of Default

If an Event of Default shall occur and is continuing the Note Trustee shall, forthwith after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Noteholders, in the manner specified in section 12.2, provided that notwithstanding the foregoing, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Noteholders and shall have so advised the Company in writing.

Where notice of the occurrence of an Event of Default has been given to Noteholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Note Trustee to the Noteholders within 15 days after the Note Trustee becomes aware that the Event of Default has been cured.

8.3           Acceleration on Default

If any Event of Default has occurred and is continuing, ~~then subject to Article 6,~~ the principal amount of and accrued and unpaid interest on the Notes then outstanding shall be due and payable immediately without any declaration or other action by the Note Trustee or the Holders.

Notwithstanding anything contained in this Note Indenture or the Notes to the contrary, if the principal amount and any accrued and unpaid interest on the Notes are due and payable automatically or by a declaration pursuant to this section 8.3, ~~then, subject to Article 6,~~ the Company shall pay forthwith to the Note Trustee for the benefit of the Noteholders, the principal of and accrued and unpaid interest (including interest on amounts in default) on such Notes and all other fees and expenses payable hereunder, together with subsequent interest thereon at the rate borne by the Notes from the date of such amounts are due and payable automatically or by declaration pursuant to this section 8.3 until payment is received by the Note Trustee.

Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any moneys so received by the Note Trustee shall be applied as provided in section 8.7.

8.4	Waiver of Default

If an Event of Default shall have occurred:

(a)the Holders of more than 50% of the aggregate principal amount of the Notes then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Holders to instruct the Note Trustee to waive any Event of Default hereunder and/or to cancel any declaration made by the Note Trustee pursuant to section 8.3 and the Note Trustee shall thereupon waive the Event of Default and/or cancel such declaration upon such terms and conditions as such Noteholders shall prescribe; and

(b)the Note Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have the power to waive any Event of Default hereunder if, in the Note Trustee’s opinion, the same shall have been cured or adequate provision made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may consider advisable;

provided that no delay or omission of the Note Trustee or of the Noteholders to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Note Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

8.5	Enforcement by the Note Trustee

If an Event of Default shall have occurred, but subject to section 8.4 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders as provided herein:

(a) the Note Trustee may in its discretion proceed to enforce the rights of the Note Trustee and of the Noteholders by any action, suit, remedy or proceeding authorized or permitted by this Note Indenture or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Note Trustee and of the Noteholders filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Company;

(b) no such remedy for the enforcement of the rights of the Note Trustee or the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination;

(c) all rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relating thereto; and

(d) upon receipt of a Noteholders’ Request and upon receiving sufficient funds and being indemnified to its satisfaction as provided in subsection 13.4(b), the Note Trustee shall exercise or take such one or more of such remedies as the Noteholders’ Request may direct provided that if any such Noteholders’ Request directs the Note Trustee to take proceedings out of court the Note Trustee may in its discretion take judicial proceedings in lieu thereof.

8.6	Noteholders May Not Sue

No Holder of any Note shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Note Indenture or by law or by equity for the purpose of enforcing any rights pursuant to this Note Indenture, unless:

(a) such Holder shall previously have given to the Note Trustee, or vice-versa, written notice of the occurrence of an Event of Default;

(b) the Noteholders, by Extraordinary Resolution, shall have made a request to the Note Trustee to take action hereunder or the Noteholders’ Request referred to in subsection 8.5(d) shall have been delivered to the Note Trustee, and the Note Trustee shall have been offered a reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose;

(c) the Noteholders or any of them shall have furnished to the Note Trustee, when requested by the Note Trustee, sufficient funds and an indemnity in accordance with subsection 13.4(b); and

(d) the Note Trustee shall have failed to act within a reasonable time thereafter.

In such event but not otherwise any Noteholder, acting on behalf of himself and all other Noteholders, shall be entitled to take proceedings in any court of competent jurisdiction such as the Note Trustee might have taken under section 8.5, but in no event shall any Noteholder or combination of Noteholders have any right to take any other remedy or proceedings out of court; it being understood and intended that no one or more Holders of Notes shall have any right in any manner whatsoever to enforce any right hereunder or under any Note except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Note Trustee, except only as herein provided, and in any event for the equal benefit of all Holders of outstanding Notes.

8.7           Application of Moneys

(a) Except as otherwise provided herein, any moneys arising from any enforcement hereof or other proceedings against the Company pursuant hereto or from any trustee in bankruptcy or liquidation of the Company, whether by the Note Trustee or any Holder of a Note, shall be held by the Note Trustee and applied by it, together with any moneys then or thereafter in the hands of the Note Trustee available for the purpose, as follows:

(i)
first, in payment or reimbursement to the Note Trustee of the remuneration, expenses, disbursements, borrowings and advances of the Note Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Note Indenture with interest thereon as herein provided (from which the Note Trustee shall reimburse the Noteholders for any funds furnished pursuant to subsection 8.6(c));

(ii)
second (but subject to, section 7.4 and this section 8.7), in or towards payment of the principal of, and premium, if any, and accrued and unpaid interest and interest on overdue interest on all of the Notes then outstanding (or if the Noteholders, by instrument signed by the Holders of more than 66⅔% of the principal amount of the Notes then outstanding or by Extraordinary Resolution passed at a meeting of Noteholders, shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal and interest then such moneys shall be applied in accordance with such direction); and

(iii)	third, the surplus (if any) of such moneys shall be paid to the Company or as it may direct;

provided, however, that no payments shall be made in respect of the principal or interest on any Note held by or for the benefit of the Company or any of its Affiliates or Subsidiaries (other than any Note pledged for value and in good faith to a Person other than the Company or any of its Affiliates or Subsidiaries, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal of and interest on all Notes which are not so held.

(b) For the purpose of disregarding any Notes owned legally or beneficially by the Company or any of its Affiliates or Subsidiaries as required by section 8.7, the Company shall provide to the Note Trustee, from time to time and forthwith upon the Note Trustee’s written request, a Certificate of the Company setting forth as at the date of such Certificate:

(i)
the names (other than the name of the Company) of the registered holders of Notes which, to the knowledge of the Company, are owned by or held for the account of the Company or any of its Subsidiaries; and

(ii)	a list of the Notes owned legally and beneficially by the Company or any of its Subsidiaries;

and the Note Trustee shall be entitled to act and rely on such Certificate of the Company for all purposes.

8.8           Distribution of Moneys

Payments to Holders of Notes pursuant to section 8.7 shall be made as follows:

(a)at least 15 days’ notice of every such payment shall be given in the manner provided in Article 12 specifying the date and time when and the place or places where such payments are to be made and the amount of the payment and the application thereof as between principal and interest;

(b)payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a notation of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it shall consider sufficient;

(c)from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made through the fault of the Company; and

(d)the Note Trustee shall not be required to make any partial or interim payment to Noteholders unless the moneys in its hands, after reserving therefrom such amount as the Note Trustee may think necessary to provide for the payments mentioned in section 8.7, exceed 2% of the aggregate principal amount of the outstanding Notes, but it may retain the moneys so received by it and deal with the same as provided in section 13.9 until the money or investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control, shall be sufficient for such purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth.

8.9	Persons Dealing with Note Trustee

No Person dealing with the Note Trustee or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Note Trustee is purporting to exercise have become exercisable, or whether any moneys remain due under this Note Indenture or on the Notes, or to see to the application of any moneys paid to the Note Trustee; and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

8.10	Note Trustee Appointed Attorney

The Company irrevocably appoints the Note Trustee to be the attorney of the Company in the name and on behalf of the Company to execute any instruments and do any things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Note Indenture and generally to use the name of the Company in the exercise of all or any of the powers hereby conferred on the Note Trustee with full powers of substitution and revocation.

8.11           Remedies Cumulative

No remedy herein conferred upon or reserved to the Note Trustee or the Holders of Notes is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing by law or by statute.

8.12	Immunity of Noteholders, Note Trustees and Others

The Noteholders and the Note Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past present or future incorporator, shareholder, director or officer of the Company or of any Successor Trust for the payment of the principal of or interest on any of the Notes or on any covenant, agreement, representations or warranty by the Company contained herein or in the Notes.

8.13	Judgment Against the Company

In the case of any judicial or other proceedings to enforce the rights of the Noteholders, including, without limitation, obtaining judgment for the principal of or interest on the Notes, judgment may be rendered against the Company in favour of the Noteholders or in favour of the Note Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the Notes.

ARTICLE 9
SATISFACTION, DISCHARGE AND DEFEASANCE

9.1	Cancellation

All Notes surrendered to the Company, a Registrar or a Paying Agent for any purpose shall be delivered to the Note Trustee as soon as reasonably practicable. Each such Note, and each Note surrendered to the Note Trustee, shall be cancelled by the Note Trustee forthwith after payments required in respect thereof to the date of surrender have been made. Subject to Applicable Law, all Notes cancelled or required to be cancelled under this or any other provision of this Note Indenture shall be destroyed by the Note Trustee in accordance with the Note Trustee’s ordinary practice, and the Note Trustee shall furnish to the Company, if required, a cancellation certificate setting out the designating numbers and denominations of the Notes so cancelled or surrendered.

9.2	Non-Presentation of Notes

If the Holder of any Note shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor (if any) as the Note Trustee may require:

(a) the Company shall be entitled to pay to the Note Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Note Trustee which may or should be applied to the payment of the Notes, the Company shall be entitled to direct the Note Trustee to set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the Holder of such Note upon due presentation and surrender thereof in accordance with the provisions of this Note Indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and thereafter such Notes shall not be considered as outstanding hereunder and the Holders thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Note Trustee (without interest thereon) upon due presentation and surrender thereof, subject always to the provisions of section 9.3. Any moneys so set aside may, and, if remaining unclaimed for 60 days may be invested by the Note Trustee in accordance with section 13.9.

9.3	Repayment of Unclaimed Moneys

Subject to Applicable Law, any moneys set aside under section 9.2 and not claimed by and paid to Holders of Notes within six years after the earlier of the date of such setting aside and the Maturity Date shall be repaid or returned, as the case may be, to the Company by the Note Trustee on written demand, and thereupon the Note Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or returned, as the case may be, to the Company shall have no rights in respect thereof except to obtain payment of such moneys without interest thereon from the Company.

9.4	Discharge

Upon proof being given to the reasonable satisfaction of the Note Trustee that the principal of all the Notes and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied or that all the outstanding Notes having matured, such payment has been duly provided for by payment to the Note Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Note Trustee in relation to this Note Indenture and all interest thereon and the remuneration of the Note Trustee, or upon provision satisfactory to the Note Trustee being made therefor, the Note Trustee shall, at the request and at the expense of the Company, execute and deliver to the Company such deeds or other instruments as shall be necessary to evidence the satisfaction and discharge of this Note Indenture and to release the Company from its covenants contained herein except those relating to the indemnification of the Note Trustee.

9.5	Defeasance

The Company shall have the right (the “Defeasance Option”) to be released from the terms of this Note Indenture relating to the outstanding Notes if requested by the Company in a written notice to the Note Trustee, and upon receipt of such notice the Note Trustee shall, at the request and expense of the Company, execute and deliver to the Company such deeds and other instruments as shall be necessary to release the Company from the terms of this Note Indenture relating to the Notes, except those relating to the indemnification of the Note Trustee, subject to the following:

(a) the Company shall have delivered to the Note Trustee evidence satisfactory to the Note Trustee that the Company has irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Company and the Note Trustee:

(i)
segregated and deposited for the benefit of Holders of Notes sufficient funds for the payment of all principal, premium, if any, interest and other amounts due or to become due on the Notes to the Stated Maturity Date;

(ii)
segregated and deposited for the benefit of the Note Trustee funds or otherwise made provision for the payment of all remuneration and expenses of the Note Trustee to carry out its duties under this Note Indenture in respect of the Notes;

(iii)	segregated and deposited funds for the payment of present taxes owing and any taxes arising with respect to all deposited funds or other provision for payment in respect of the Notes;

(b )the Note Trustee shall have received an opinion or opinions of Counsel to the Company to the effect that the Holders of the Notes will not be subject to any additional taxes in Canada or the United States as a result of the exercise by the Company of the Defeasance Option with respect to such Notes and that such Holders will be subject to taxes, if any, including those in respect of income (including taxable capital gains), on the same amount, in the same manner and at the same time or times as would have been the case if the Defeasance Option had not been exercised in respect of such Notes;

(c) no Event of Default shall have occurred and be continuing on the date of the deposit referred to in section 9.5(a);

(d) such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which the Company is bound;

(e) the Company shall have delivered to the Note Trustee an Officer’s Certificate stating that the deposits referred to in section 9.5(a) was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(f) the Company shall have delivered to the Note Trustee an Officer’s Certificate stating that all conditions precedent provided for or relating to the exercise of such Defeasance Option have been complied with.

The Company shall be deemed to have made due provision for the depositing of funds if its deposits or causes to be deposited with the Note Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Company and the Note Trustee (each acting reasonably), solely for the benefit of the Holders of the Notes, money, which will be sufficient, in the written opinion of a firm of independent chartered accountants or an investment dealer acting reasonably and acceptable to the Note Trustee, to provide for payment in full when due of the Notes and all other amounts from time to time due and owing under this Note Indenture which pertain to the Notes.

The Note Trustee shall hold in trust all money deposited with it pursuant to this section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Note Indenture and the Notes shall be revived and reinstated as though no money had been deposited pursuant to this section 9.5 until such time as the Note Trustee is permitted to apply all such money in accordance with this section 9.5, provided that if the Company has made any payment in respect of principal, premium, if any, or interest on any Notes, or as applicable, other amounts because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Note Trustee.

ARTICLE 10
SUCCESSORS

10.1	Certain Requirements in Respect of Merger, etc.

The Company shall not enter into any transaction or series of transactions, other than a Change of Control, whether by way of merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise, whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called the “Successor”), but may do so if:

(a) the Company is the surviving Person or the Successor is a body corporate organized or existing under the laws of the United States, any state thereof or the District of Columbia or Canada or any province or territory thereof;

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred or be continuing;

(c) the Successor shall execute, prior to or contemporaneously with the completion of such transaction, such indenture supplemental hereto (if any) and other instruments (if any) as in the Opinion of Counsel are necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon and all other moneys payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Note Indenture; and

(d) such transaction will, to the satisfaction of Counsel to the Company, acting reasonably, be upon such terms as comply with this Article 10 and preserve and not impair or be prejudicial in any material respect the rights and powers of the Note Trustee or of the Noteholders hereunder.

10.2	Vesting of Powers in Successor

Whenever the conditions of section 10.1 have been duly observed and performed, the Note Trustee shall execute and deliver the supplemental note indenture provided for in Article 14 and thereupon:

(a) the Successor shall possess and from time to time may exercise each and every right and power of the Company under this Note Indenture in the name of the Company or otherwise, and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the like trustees or officers of such Successor; and

(b) the Company shall be released and discharged from liability under this Note Indenture and the Note Trustee shall execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

  ARTICLE 11
  MEETINGS OF NOTEHOLDERS

11.1	Right to Convene Meetings

The Note Trustee may at any time and from time to time and shall, on receipt of a Written Request of the Company or a Noteholders’ Request and receiving sufficient funds and upon being indemnified to its reasonable satisfaction by the Company or by the Noteholders signing such Noteholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders.  If the Note Trustee fails within 30 days after receipt of such written request or Noteholders’ Request and such funding and indemnity to give notice convening a meeting, the Company or such Noteholders, as the case maybe, may convene such meeting.  Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the party or parties who have convened the meeting in accordance with this section.

11.2	Notice of Meetings

Subject to section 11.12, not more than 45 and not less than 21 days’ notice of any meeting shall be given to the Noteholders and a copy thereof shall be sent by mail to the Note Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article.  The accidental omission to give notice of a meeting to any holder of Notes shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

11.3	Chairman

An individual, who need not be a Noteholder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no individual is so nominated or if the individual so nominated is unable or unwilling to act or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman of the meeting.

11.4	Quorum

At any meeting of the Noteholders other than a meeting convened for the purpose of considering a resolution proposed to be passed as an Extraordinary Resolution, as to which the provisions of section 11.12 shall be applicable, a quorum shall consist of Noteholders present in person or by proxy and representing at least 15% in principal amount of the Notes then outstanding. If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Noteholders or pursuant to a Noteholder’s Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Noteholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 15% of the principal amount of the Notes then outstanding.

11.5           Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may, with the consent of the Holders of a majority of the aggregate in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

11.7	Poll

On every Extraordinary Resolution, and on any other resolution submitted to a meeting, when demanded by the chairman or by one or more Noteholders and/or proxies for Noteholders holding at least 10% of the aggregate principal amount of the Notes represented thereat, a poll shall be taken in such manner as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

11.8	Voting

On a show of hands every Person who is present and entitled to vote, whether as a Noteholder or as proxy for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Notes held by such Holder on the record date fixed for the meeting. A proxy need not be a Noteholder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Notes of which they are joint registered Holders. Subject to the provisions of section 11.9, in the case of Notes held by a Person other than an individual, an officer or representative of such Person may vote the Notes held by it unless there shall be more than one officer or representative of such Person present at the meeting, and those officers or individuals present do not agree on how the Notes may be voted, in which case a written proxy shall be required to determine who may vote the Notes and how such Notes are to be voted.

In the case of a Global Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

11.9	Regulations

The Note Trustee, or the Company with the approval of the Note Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a) voting by proxy by the Holders and the form of the instrument appointing a proxy (which shall be in writing) and the manner in which the same shall be executed and for the production of the authority of any Person signing a proxy on behalf of a Noteholder;

(b) the deposit of instruments appointing proxyholders at such place as the Note Trustee, the Company or the Noteholders convening a particular meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxyholders at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of such instruments appointing proxyholders to be mailed, faxed or otherwise provided before the meeting to the Company or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting of the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom Noteholders have duly appointed as their proxies.

11.10	The Company and Note Trustee May Be Represented

The Company and the Note Trustee, by their respective officers, employees and directors, and the legal advisers of the Company and the Note Trustee may attend any meeting of the Noteholders, but shall have no vote as such unless such person is also a Noteholder.

11.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to approve any change whatsoever in any of the provisions of this Note Indenture or the Notes and any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders and/or the Note Trustee against the Company or against its undertaking, property and assets or any part thereof whether such rights arise under this Note Indenture or the Notes or otherwise, provided that in the event such modification, alteration or alternative arrangement may impinge upon or change the duties of the Note Trustee, such power may only be exercised with the prior consent of the Note Trustee;

(b) power to approve any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with or into any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such approval shall be necessary in respect of any such transaction if the provisions of Article 10 shall have been complied with;

(c) power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture or the Notes in any manner specified in such Extraordinary Resolution (subject to the Note Trustee being sufficiently funded and indemnified to its reasonable satisfaction) or to refrain from exercising any such power, right remedy or authority;

(d) power to waive and direct the Note Trustee to waive any default or Event of Default hereunder and/or cancel any declaration made by the Note Trustee pursuant to section 8.3 either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal or interest of any Note, or for the execution of any trust or power hereunder;

(f) power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment if the taking of such action, suit or proceeding shall have been permitted by section 8.6, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(g) power to appoint a committee to consult with the Note Trustee (and to remove any committee so appointed) and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such resolution) all or any of the powers which the Noteholders may exercise by Extraordinary Resolution under this section 11.11; the Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Note Trustee; such committee shall consist of such number of individuals (who need not be Noteholders) as shall be prescribed in the Extraordinary Resolution appointing it; subject to the Extraordinary Resolution appointing it every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by resolution signed in one or more counterparts by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater; all acts of any such committee within the authority delegated to it shall be binding upon all Noteholders;

(h) power to agree to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Company;

(i) power to authorize the distribution in specie of any shares, bonds, debentures, notes or other securities or obligations and/or cash or other consideration received by the Note Trustee on behalf of Noteholders or the use or disposition of the whole or any part of such shares, bonds, debentures, notes or other securities or obligations and/or cash or other consideration in such manner and for such purpose as may be considered advisable and specified in such Extraordinary Resolution;

(j) power to approve the exchange of the Notes for or the conversion thereof into shares, bonds, debentures, notes or other securities or obligations of the Company or of any Person formed or to be formed other than in accordance with this Note Indenture;

(k) power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees; and

(l) power to amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Noteholders or by any committee appointed pursuant to subsection 11.11(g).

Except as otherwise provided in this Note Indenture, all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution.

11.12	Meaning of “Ordinary Resolution”

The expression “Ordinary Resolution” when used in this Note Indenture means, a resolution proposed to be passed as an Ordinary Resolution at a meeting of Noteholders duly convened for that purpose and held in accordance with the provisions of this Article 11 at which a quorum of Noteholders is present and passed by the affirmative votes of the Noteholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the Notes voted in respect of such resolution.

11.13	Meaning of “Extraordinary Resolution”

(a)The expression “Extraordinary Resolution” when used in this Note Indenture means, subject as hereinafter provided in this Article 11, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders duly convened for that purpose and held in accordance with the provisions of this Article 11 at which the Holders of more than 51% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of the Holders of not less than 66⅔% of the aggregate principal amount of the Notes voted in respect of such resolution.

(b)If at any such meeting the holders of more than 51% of the aggregate principal amount of the Notes then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by the Noteholders or pursuant to a Noteholder’s Request, shall be dissolved; but in any other case it shall be adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 13.  Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened and a resolution proposed to be passed as an extraordinary resolution at such adjourned meeting and passed in accordance with subsection 11.8 shall be an Extraordinary Resolution within the meaning of this Note Indenture, notwithstanding that the Holders of more than 51% of the aggregate principal amount of the Notes then outstanding, are not present in person or represented by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

11.14	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Note Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.

11.15	Minutes

Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be provided for that purpose by the Note Trustee at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat to have been duly passed and had.

11.16	Signed Instruments

Any action which may be taken and any power which may be exercised by the Noteholders at a meeting held as hereinbefore in this Article 11 provided may also be taken and exercised by instrument in writing signed in one or more counterparts by the Holders of not less than 50%, in the case of an Ordinary Resolution, or not less than 66⅔%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Notes and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this Note Indenture shall include an instrument so signed. Notice of any Ordinary Resolution or Extraordinary Resolution passed in accordance with this section 11.16 shall be given by the Note Trustee to the Holders of Notes within 30 days of the date on which such Ordinary Resolution or Extraordinary Resolution was passed.

11.17	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 11 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument signed by Noteholders in accordance with section 11.16 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Note Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect to every such resolution, Extraordinary Resolution and instrument in writing.

11.18                      Evidence of Rights of Noteholders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such request direction, notice, consent or other instrument or of a writing appointing any such attorney shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

The Note Trustee may, nevertheless, in its discretion require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it shall consider proper.

11.19	Record Date

If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other action, the Company may, at its option, by or pursuant to a resolution duly passed by the Directors certified by a senior officer of the Company to be in full force and effect, fix in advance a record date for determination of such Holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such certified resolution.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such demand, authorization, direction, notice, consent, waiver or other action, and for this purpose the Notes then outstanding shall be computed as of such record date.

ARTICLE 12
NOTICES

12.1	Notice to the Company

Any notice to the Company under the provisions of this Note Indenture shall be valid and effective if delivered personally by courier or by facsimile transmission to, or, subject to section 12.4, if given by registered mail, postage prepaid, addressed to, the Company at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4, Attention: President and Chief Executive Officer, Facsimile No. (416)-977-5406 and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Company may from time to time notify the Note Trustee of a change in address which thereafter, until changed by further notice, shall be the address of the Company for all purposes of this Note Indenture.

12.2           Notice to Noteholders

Except as otherwise expressly provided herein, all notices to be given hereunder to Noteholders shall be valid and effective if such notice is delivered personally, by courier or, subject to section 12.4, sent by first class mail, postage prepaid, or by electronic communication addressed to such Holders at their post office addresses or by electronic communication details appearing in any of the registers hereinbefore mentioned. Any notice so delivered or sent by electronic communication or mail shall be deemed to have been given on the day upon which it is delivered or sent, as the case may be. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Noteholder shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

12.3	Notice to the Note Trustee

Any notice to the Note Trustee under the provisions of this Note Indenture shall be valid and effective if delivered personally, by courier or by facsimile transmission to, or, subject to section 12.4, if given by registered mail, postage prepaid, addressed to the Note Trustee at its principal corporate trust office at 2nd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Manager, Corporate Trust Services, Facsimile No. (604) 661-9403, and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Vancouver time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Note Trustee may from time to time notify the Company of a change in address which thereafter, until changed by further notice, shall be the address of the Note Trustee for all purposes of this Note Indenture.

12.4	Mail Service Interruption

If the Note Trustee determines that mail service is or is threatened to be interrupted at the time when the Note Trustee is required or elects to give any notice to the Noteholders hereunder, the Note Trustee shall, notwithstanding the provisions hereof, give such notice at the Company’s expense by means of publication in The Globe and Mail national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication takes place.

If by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Note Trustee or to the Company would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally, by courier or facsimile transmission in accordance with section 12.1 or 12.3, as the case may be.

12.5	Waiver of Notice

Any notice provided for in this Note Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Note Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 13
CONCERNING THE NOTE TRUSTEE

13.1	Indenture Legislation

(a)I n this Article 13, the term “Indenture Legislation” means the provisions, if any, of any statute of Canada or a province or territory thereof, and of the regulations under any such statute, relating to indentures and to the rights, duties and obligations of trustees under indentures, to the extent that such provisions are at the time in force and applicable to this Note Indenture or the Company or the Note Trustee.

(b)I f and to the extent that any provision of this Note Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

(c) At all times in relation to this Note Indenture and any action to be taken hereunder, the Company and the Note Trustee each shall observe and comply with Indenture Legislation and the Company, the Note Trustee and each Noteholder shall be entitled to the benefits of Indenture Legislation.

13.2	Corporate Note Trustee Required Eligibility

The Note Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and represents the Company that at the date of execution and delivery by it of this Note Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Note Trustee shall cease to be eligible in accordance with this Article 13, it shall resign immediately in the manner and with the effect thereafter specified in this Article 13.

13.3	No Conflict of Interest

Computershare Trust Company of Canada shall act concurrently as: (i) the Note Trustee pursuant to the terms of this Note Indenture; and (ii) the Debenture Trustee pursuant to the terms of the Debenture Indenture.  Sections 2.9 ~~and 6.1~~ of this Note Indenture and sections 2.9 and 7.1 of the Debenture Indenture stipulate that the rights of holders of Debentures to payments of principal, premium and interest on the Debentures are expressly subordinate to the rights of Noteholders to payments of principal, premium and interest on the Notes.  By acting as both Note Trustee and Debenture Trustee, there exists a potential conflict of interest for Computershare Trust Company of Canada in its concurrent role as a fiduciary under both the Note Indenture and the Debenture Indenture .  Such potential conflict of interest may constitute a material conflict of interest in the future and as a result, Computershare Trust Company of Canada may, be required to resign from its position as Note Trustee under this Note Indenture and/or Debenture trustee under the Debenture Indenture.

The Note Trustee represents to the Company that, other than as disclosed to the Company in this section 13.3, at the date of the execution and delivery of this Note Indenture the Note Trustee is not aware of any material conflict of interest  or potential conflict of interest in the role of the Note Trustee as a fiduciary hereunder. If at any time a material conflict of interest exists in the Note Trustee’s role as a fiduciary hereunder which has not been disclosed prior to the date hereof by the Note Trustee, the Note Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate the same or else resign from the trusts hereunder by giving notice in writing to the Company at least 30 days prior to such resignation is to take effect and shall on such date be discharged from all further duties and liabilities hereunder. If any such material conflict of interest exists or hereafter shall exist the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of the existence of a natural conflict of the Note Trustee.

13.4	Rights and Duties of Note Trustee

(a)In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall act honestly and in good faith with a view to the best interests of the Noteholders as a whole and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Note Trustee as a fiduciary hereunder.

(b)The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Note Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

(c)The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Note Trustee the Notes held by them, for which Notes the Note Trustee shall issue receipts.

(d)Every provision of this Note Indenture that by its terms relieves the Note Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Note Indenture Legislation, this section 13.4 and section 13.5.

(e)In determining whether a person is in the United States, the Note Trustee may rely and shall be protected in relying solely upon the registered address of the Noteholder or shareholder in the case that the Note has been redeemed or the address of the transferee as indicated on the form of transfer for the Notes in question, as applicable, for all purposes.

(f)The Note Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Note Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default which notice shall distinctly specify the default desired to be brought to the attention of the Note Trustee and in the absence of any such notice the Note Trustee may for all purposes of this Note Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Note Trustee to determine whether or not the Note Trustee shall take action with respect to any default.

13.5	Evidence Experts and Advisers

(a)In addition to the reports, certificates, opinions, statutory declarations and other evidence required by this Note Indenture, the Company shall furnish to the Note Trustee such additional evidence of compliance with any provisions hereof, and in such form, as may be prescribed by Indenture Legislation or as the Note Trustee may reasonably require by written notice to the Company.

(b)The Note Trustee shall be protected in acting and not acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, opinion, report or other paper or document furnished to it not only as to its due execution and the validity and the effectiveness of its provisions, but also as to the truth, acceptability and accuracy of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(c)The Note Trustee may employ or retain such Counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them. The Note Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, auditor, accountant, appraiser or other expert or adviser. The remuneration, costs and expenses of any such Counsel, auditor, accountant, appraiser or other expert or advisor shall be paid by the Company.

(d)The Note Trustee may act and rely and shall be protected in acting and not acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Note Trustee, in relation to any matter arising in the administration of the trusts hereof.

13.6	Note Trustee May Deal in Notes

Subject to section 13.13, the Note Trustee may buy, sell, lend upon and deal in the Notes or other securities of the Company, either with the Company or otherwise, and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

13.7	Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

13.8	Protection of Note Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Note Trustee and its directors, officers, employees and agents will at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Note Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Note Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Note Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Note Trustee and including any deed, matter or thing in relation to the registration, perfection, release or discharge of security.  The foregoing provisions of this subsection 13.8(a) do not apply to the extent that any such act deed, matter or thing whatsoever may arise from the negligence, fraud or wilful misconduct of the Note Trustee. This indemnity shall survive the termination of this agreement or the resignation or termination of the Note Trustee;

(b) the Note Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except the representation contained in section 13.13 and in the certificate of the Note Trustee on the Notes) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(c) nothing herein contained shall impose any obligation on the Note Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto;

(d) the Note Trustee shall not be bound to give notice to any Person of the execution hereto

(e) the Note Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of the agents of the Company;

(f) notwithstanding any other provisions of this Note Indenture, the Note Trustee shall have no obligation to transfer any Notes unless provided with such documents as it deems satisfactory, acting reasonably;

(g) the Note Trustee shall incur no liability with regard to the delivery or non-delivery of any certificate, whether delivered by hand, mail or other means; and

(h) the Note Trustee shall be required to disburse moneys according to this Note Indenture only to the extent that moneys have been deposited with it. The Note Trustee shall incur no liability for moneys deposited otherwise than with the Note Trustee.

13.9	Investment of Trust Moneys

Unless herein otherwise expressly provided, any of the funds held by the Note Trustee under the trusts of this Note Indenture shall be deposited in a trust account in the name of the Note Trustee (which may be held with the Note Trustee or an affiliate or related party of the Note Trustee), in any Canadian chartered bank or in the deposit department of the Note Trustee which account shall be non-interest bearing. Upon the Written Direction of the Company, the Note Trustee shall invest in its name such funds in Canadian Government Obligations in accordance with such direction. Any direction by the Company to the Note Trustee as to the investment of the funds shall be in writing and shall be provided to the Note

Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Note Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

The Note Trustee shall be accountable only for reasonable diligence in the investment of moneys under this section 13.9 and the Note Trustee shall not be liable for any loss or losses realized on such investments, except as a result of negligence or wilful acts or omissions of the Note Trustee.

13.10	Action by Note Trustee to Protect Interests

The Note Trustee shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of the Notes.

13.11	Replacement of Note Trustee

The Note Trustee may resign from the trusts hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Company 60 days’ notice in writing or such shorter notice as the Company may accept as sufficient. The Noteholders by Extraordinary Resolution shall have power at any time to remove the Note Trustee and to appoint a new trustee hereunder. In the event of the Note Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new trustee hereunder unless a new trustee has already been appointed by the Noteholders; failing such appointment by the Company, the retiring trustee hereunder (at the expense of the Company) or any Noteholder may apply to a Judge of the courts of British Columbia, on such notice as such Judge may direct, for the appointment of a new trustee hereunder; but any trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Noteholders. Any new trustee hereunder appointed under any provision of this section 13.11 shall, at the request of the Holders, be a corporation authorized and qualified to carry on the business of a trust company in the Province of Ontario and every other jurisdiction where such authorization or qualification is necessary to enable it to act as a trustee hereunder, shall certify that it will not have any material conflict of interest upon becoming trustee hereunder, and shall accept the trusts herein declared and provided for. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

Any corporation into which the Note Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the necessity of the execution of any instrument or any further act.

Upon the written request of the successor trustee or of the Company, the Note Trustee ceasing to act shall, subject to the payment of its outstanding remuneration and expenses, execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of such new trustee be made, executed, acknowledged and delivered by the Company.

13.12                      Authority to Carry on Business

The Note Trustee represents to the Company that, except as disclosed to the Company, at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this section, it ceases to be so authorized to carry on business the validity and enforceability of this Note Indenture and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in each of the provinces of Canada, either become so authorized or resign in the manner and with the effect specified in section 13.11.

13.13	Acceptance of Trusts

The Note Trustee accepts the trusts and the appointment as trustee and transfer agent and Registrar of the Notes in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Noteholders, subject to the terms and conditions herein set forth.

13.14	Limitation of Liability

The Note Trustee acknowledges that this Note Indenture shall be conclusively taken to have been executed by, or by officers of the Company on behalf of the directors of the Company only in their capacity as directors. The Note Trustee hereto hereby disavows any liability upon and waives any claim against holders of Common Shares and annuitants under plans of which holders of Common Shares act as trustee or carrier and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any trustee or officer of the Company or any holder of Common Shares or annuitant, but the property of the Company from time to time or a specific portion thereof only shall be bound. It is agreed that the benefit of this provision is restricted to the trustees and officers of the Company, each holder of Common Shares issued by the Company and annuitants and, solely for that purpose, the undersigned signing officers of the Company have entered into this provision as agent and trustee for and on behalf of the trustees of the Company, each holder of Common Shares of the Company and each annuitant.

13.15	Compensation

The Company will pay the Note Trustee compensation as agreed upon in writing for its services. The compensation of the Note Trustee is not limited by any law on compensation of a Note Trustee of an express trust. The Company will reimburse the Note Trustee upon request of all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Note Trustee, including the reasonable compensation and expenses of the Note Trustee’s agents and Counsel.

13.16	Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation

The Note Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Note Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Note Trustee, in its sole judgment, determine at any time that its acting under this Note Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided that (4) the Note Trustee’s written notice shall describe the circumstances of such non-compliance; and (5) if such circumstances are rectified to the Note Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

13.17	Compliance with Privacy Code

The Company acknowledges that the Note Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Note Indenture and other services that may be requested from time to time;

(b) to help the Note Trustee manage its servicing relationships with such individuals;

(c) to meet the Note Trustee’s legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Note Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Company acknowledges and agrees that the Note Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as trustee hereunder for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Note Trustee shall make available on its website or upon request, including revisions thereto. Further, the Company agrees that it shall not provide or cause to be provided to the Note Trustee any personal information relating to an individual who is not a party to this Note Indenture unless the Company has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

ARTICLE 14
SUPPLEMENTAL NOTE INDENTURES

14.1	Supplemental Note Indentures

From time to time the Company (provided so authorized by a resolution of the Directors) and the Note Trustee may without the consent of any Noteholder, and they shall, when expressly required by this Note Indenture, execute, acknowledge and deliver, by their proper officers, deeds or note indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)adding to the provisions hereof such additional covenants of the Company, enforcement provisions and other provisions for the protection of the Holders of the Notes and/or providing for events of default in addition to those herein specified;

(b)making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which, in the opinion of the Note Trustee, it may be expedient to make, provided that in reliance upon the Opinion of Counsel, the Note Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Noteholders;

(c) evidencing the succession, or successive successions, of other Persons to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Note Indenture;

(d) giving effect to any Extraordinary Resolution passed as provided in Article ~~12~~11;

(e) making any additions to, deletions from or alterations of the provisions of this Note Indenture (including any of the terms and conditions of the Notes) which, in the Opinion of Counsel to the Note Trustee, are not materially prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with Indenture Legislation;

(f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations, and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Note Trustee, is not materially prejudicial to the interests of the Noteholders;

(g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein provided that in the opinion of the Note Trustee, the rights of the Note Trustee and the Noteholders are in no way materially prejudiced thereby; and

(h) any other purpose not inconsistent with the terms of this Note Indenture provided that in the opinion of the Note Trustee, the rights of the Note Trustee and the Noteholders are in no way materially prejudiced thereby;

provided that the Note Trustee may in its sole discretion decline to enter into any such supplemental note indenture which, in its opinion, may not afford adequate protection to the Note Trustee when the same shall become operative.

14.2	Effect of Supplemental Note Indentures

Upon the execution of any Supplemental Note Indenture relating to some or all Notes, the Note Indenture shall be modified in accordance therewith, such Supplemental Note Indenture shall form a part of this Note Indenture for all purposes in relation to such Notes, and every Holder of such Notes shall be bound thereby.  Any Supplemental Note Indenture providing for the issue of Notes may contain terms which add to, modify or negate any of the terms contained in this Note Indenture in relation to the Notes to be so issued, and to the extent that there is any difference between the terms of this Note Indenture and the terms contained in a Supplemental Note Indenture, the terms contained in the Supplemental Note Indenture shall be applicable to the Notes unless otherwise indicated in such Supplemental Note Indenture; provided that no provision in a Supplemental Note Indenture shall adversely affect the rights of Holders of Notes.

ARTICLE 15
STOCK EXCHANGE APPROVAL

15.1	Stock Exchange Approval

No amendment to the terms of this Note Indenture by supplement or otherwise shall be made without the prior written consent of the TSX, if applicable, for so long as the Notes or Common Shares are listed for trading thereon.

ARTICLE 16
EXECUTION

16.1	Counterparts

This Note Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

16.2	Language of Note Indenture

The parties hereto have requested that this document be drafted in the English language. Les parties ont demandé que le présent document soit rédigigé en langue anglaise.

16.3	Formal Date

For the purpose of convenience, this Note Indenture may be referred to as bearing the formal date of ~~June 28, 2007,~~<>, 2008, irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed this Note Indenture under the hands of their proper officers duly authorized in that behalf.

NEW GOLD INC.

~~“Signed”~~
Name:  Paul D. Martin
Title:  Chief Financial Officer  and Vice President Finance

~~“Signed”~~
Name:  John Pitcher
Title:  Secretary

Authorized signatories, in such capacities, and not in their personal capacities.

We have the authority to bind the Company.

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed”
Name:  ~~Melissa Banfield~~
Title:  ~~Professional, Corporate Trust~~

~~“Signed”~~
Name: ~~Mohanie Shivprasad~~
Title:  ~~Professional, Corporate Trust~~

We have the authority to bind the Company.

A- 1

SCHEDULE “A”

SPECIMEN FORM OF NOTE CERTIFICATE

A- 2

ANNEX I TO SCHEDULE “A”
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                          New Gold Inc. (the “Company”)
AND TO:                       Computershare Trust Company of Canada (the “Note Trustee”)

The undersigned (A) acknowledges that the sale of securities of New Gold Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:
Name of Seller
By:
Name: Title:

Affirmation by Seller’s Broker-Dealer

           We have read the foregoing representations of our customer, _____________________________ (the “Seller”), dated _______________________, with regard to our sale, for such Seller’s account, of the _________________ securities [specify security type(s)], represented by certificate number(s) ______________ (the “Securities”), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the applicable stock exchanges designated in Regulation S and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Securities.  Terms used herein have the meanings given to them by Regulation S.

______________________________________________________

Name of Firm

By:  __________________________________________________

       Authorized officer

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